Form 51-102F4

Business Acquisition Report

Item 1 Identity of Company

1.1	Name and Address of the Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)
Suite 1500, 1199 West Hastings Street
Vancouver, British Columbia V6E 4N7

1.2	Executive Officer

The following individual is knowledgeable about the particulars described in this business acquisition report:

Glen Ibbott, Chief Financial Officer
Ph: 604-202-4958

Item 2 Details of Acquisition

2.1	Nature of the Business Acquired

The Company completed the acquisition of common shares of CanniMed Therapeutics Inc. (“CanniMed”) pursuant to a takeover bid made by the Company to purchase all of the outstanding common shares of CanniMed.

On November 24, 2017, the Company commenced a formal offer to purchase all of the issued and outstanding common shares of CanniMed on the basis of 4.52586207 Common Shares for each outstanding common share of CanniMed (the “CanniMed Shares”), subject to a maximum of $24 in Common Shares determined based on the 20-day volume weighted average price of the Common Shares on the date that all of the conditions to the offer were satisfied (the “Original Offer”). The Original Offer was commenced by advertisement and a formal takeover bid circular was mailed to all of the shareholders of CanniMed (“CanniMed Shareholders”). The Original Offer was not supported by the CanniMed Board of Directors (the “CanniMed Board”) but was supported by shareholders of CanniMed representing approximately 36% of the then-outstanding CanniMed Shares (the “Locked-Up Shareholders”).

CanniMed is a Canadian-based and TSX-listed international plant biopharmaceutical company and a leader in the Canadian medical cannabis industry, with 17 years of pharmaceutical cannabis cultivation experience, a state-of-the-art, GMP-compliant plant production process, including 281 points of quality control, and world class research and development platforms with a wide range of pharmaceutical-grade cannabis products. In addition, CanniMed has an active plant biotechnology research and product development program focused on the production of plant-based materials for pharmaceutical, agricultural and environmental applications.

Each of CanniMed’s wholly owned subsidiaries, Prairie Plant Systems Inc. (“PPS”) and CanniMed, Ltd. (“CMED”) is a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) by continuation of the Licenses granted to PPS and CMED under the Marihuana for Medical Purposes Regulations (“MMPR”) and the exemptions granted pursuant to section 56 of the Controlled Drugs and Substances Act (Canada). PPS was also the sole producer of cannabis for the Government of Canada for more than 13 years under the predecessor Marihuana Medical Access Regulations (“MMAR”).

CanniMed cultivates and sells pharmaceutical-grade cannabis products in both dried herbal and oil form to Canadians registered under the ACMPR. CanniMed is also a leader in the development of pharmaceutical products containing phytocannabinoids and other compounds found in cannabis. CanniMed believes the emergence of cannabis-based products, particularly cannabis oils and capsules, will have a significant impact on the global pain management market and represents a significant commercial opportunity for CanniMed. CanniMed staff has extensive experience in a number of biopharmaceutical areas, providing CanniMed with a wide base of capabilities to develop new cannabis products, improve existing technologies and to service patients and customers.

CanniMed has developed a proprietary cloning technique, which it currently uses in its propagation techniques for many nutraceutical plants including cannabis.

CanniMed also has the capability to manufacture a variety of plant-based active pharmaceutical ingredients, such as high-value proteins (including enzymes and cytokines) and phytochemicals (including purified phytocannabinoids). CanniMed has sold these compounds as research chemicals and is currently optimizing a multiple expression platform for cultivating human and nonhuman proteins in transgenic plants.

CanniMed was established in 1988 as a privately-held plant biotechnology company with a focus on research and development. CanniMed’s initial research goal was to develop fruit trees hardy enough to survive and thrive in the harsh Canadian climate.

In December 2000, Health Canada awarded PPS a five-year contract to develop comprehensive operations for the growing and cultivation of medical cannabis.

This began CanniMed’s long history of cannabis cultivation, with the first crops being grown in a biosecure underground growth chamber in Flin Flon, Manitoba. In 2001, PPS became a Licensed Dealer under the Narcotic Control Regulations (“NCR”) and the sole authorized source of dried marijuana for Health Canada under the MMAR. After being awarded its license, CanniMed engaged in an extensive research and development effort to gain a detailed understanding of cannabis genealogy, to identify, catalogue and cultivate an extensive number of cannabis strains, to design and build proprietary growing technologies and to refine its cultivation process to ensure consistent output and maximize yields. CanniMed began selling dried marijuana to the Government of Canada in early 2004.

As CanniMed’s research and development efforts continued as a Licensed Dealer, management of CanniMed recognized the potential for medical cannabis to aid patients in dealing with a large number of medical conditions, including chronic pain. In particular, management of CanniMed believed that medical cannabis products that were manufactured to a pharmaceutical-grade standard would ultimately be accepted in the medical community as a safe and effective treatment option that offers fewer side effects than existing, more aggressive, medications such as opiates that are frequently used to manage chronic pain.

Between 2009 and 2011, CanniMed employed seven patented growing technologies, processes and other trade secrets, and expanded its cultivation infrastructure with a newly constructed 35,000 sq. ft. above-ground facility in Saskatoon, Saskatchewan. Production in this facility is compliant with the same standards and procedures that pharmaceutical companies adhere to in manufacturing their products in North America.

The MMPR came into force on June 19, 2013 and on September 19, 2013, CanniMed’s subsidiaries, PPS and CanniMed Ltd., became the first two Licensed Producers under the MMPR.

CanniMed operates biosecure growth facilities located in Saskatoon, Saskatchewan, comprised of two above-ground production facilities with an aggregate of 97,000 sq. ft. and a 96,000 sq. ft. support building. The two production facilities together house 30 large individual production growth chambers and have a total growing capacity of 7,000 kilograms per annum. The 96,000 sq. ft. support building houses CanniMed’s administrative infrastructure, including laboratories, quality control facilities, maintenance areas, a customer care centre and shipping and distribution facilities. The Saskatoon facility is equipped with a robust state-of-the-art security system, with over 400 separate security devices, including over 160 cameras capturing approximately five terabytes of recorded data per month. In compliance with the ACMPR, the footage recorded by CanniMed’s cameras is stored for two years. The Saskatoon facility also houses five separate Level 7 security compliant vaults, which are required for the storage of controlled substances.

The facility in Saskatoon is focused primarily on the commercialization of medical cannabis, as well as the research and development of new strains of cannabis. The procedures at this facility place a heavy emphasis on patient safety, with a 281-point quality control process.

While traditional growing methods, including greenhouses, are limited by soil conditions and climate, CanniMed’s facilities are unique in the industry in that all crops are grown in its patented biosecure growth chambers, resulting in several key benefits:

•

Controlled Environment: Conditions are completely controlled through automation of light, heat and water. With no drought, floods, wind, insects or harsh natural elements, plants are afforded uninterrupted and optimized growing cycles, resulting in maximal product yields and consistent product quality on a continuous basis;

•

Rapid Plant Growth: Plants often grow faster and stronger in biosecure facilities than they do in fields or greenhouses, potentially as a result of slightly higher carbon dioxide levels in biosecure facilities;

•	Quality Control: The stable environment facilitates CanniMed’s thorough application of GMP, “Good Agricultural Practices”, “Good Production Practices” and “Good Laboratory Practices”;
•

Pesticides or Herbicides: With no threat of insect, pests, or the plant diseases they can carry, there is no need for pesticides or herbicides and no residues on unpurified bulk material from the CanniMed’s plants. This provides at least two benefits. First, facilitating regulatory compliance by eliminating the need to quantify unwanted material residue throughout the production process, also resulting in cost savings. Second, end- user/consumer perception that CanniMed’s customers may have a preference for material prepared without any contact with pesticides or herbicides; and

•

Secrecy: CanniMed’s Saskatoon facility incorporates extensive security features and provides a limited number of secure entry and exit points. These features facilitate protecting trade secrets and other intellectual property relating to high-value plants. Advanced intrusion alarm systems further ensure plant safety.

CanniMed has commenced a capital project to increase its current cannabinoid oils processing capacity by constructing a new facility on the existing site. The planned EU-GMP-compliant extraction facility is designed to have the initial capacity to supply the equivalent of 12 million 60 ml bottles of CanniMed oil per year. The project is estimated to employ 85 full-time employees during a 20-month construction schedule to commissioning and to create 25 new employment full-time positions. The facility has been designed to accommodate further modular increases in capacity in up to three subsequent phases. Aurora plans to accelerate the certification of CanniMed’s facility.

2.2	Acquisition Date

March 15, 2018 (approximately 84%) and March 26, 2018 (approximately 9%).

2.3	Consideration

On February 5, 2018, Aurora filed a Notice of Variation to the Original Offer providing for an improved offer (the “Improved Offer”) for all of the outstanding CanniMed Shares not owned by Aurora.

The Improved Offer provided CanniMed Shareholders with the right to elect to receive, for each CanniMed Share: (i) 3.40 common shares of the Company (“Common Shares”); (ii) $0.43 in cash; or (iii) any combination of Common Shares and cash, subject to proration of a maximum aggregate cash amount of $140,000,000. The Improved Offer was based on 24,673,523 CanniMed Shares outstanding on a non-diluted basis and 25,277,245 CanniMed Shares outstanding on a fully-diluted basis as of the close of business on February 5, 2018. The 700,600 CanniMed Shares purchased in the market and owned by the Company as at February 5, 2018 were excluded from the Improved Offer.

The Company completed an initial take up of CanniMed Shares on March 15, 2018, and a final take up of CanniMed Shares on March 26, 2018. On March 15, 2018, the Company took up 21,309,517 CanniMed Shares, representing approximately 84% of the outstanding CanniMed Shares for consideration of 62,833,216 Aurora common shares and $121,479,347 cash. On March 26, 2018, Aurora took up a further 2,202,970 CanniMed Shares, representing approximately 9% of the outstanding CanniMed Shares on a fully diluted basis for consideration of 6,495,679 Aurora common shares and $12,558,534 cash. In addition, The Company acquired a total of 700,600 CanniMed Shares in the open market for a cost of $16,144,176. As of March 26, 2018, Aurora held 24,213,087 CanniMed Shares, representing approximately 96% of the outstanding CanniMed Shares. On March 28, 2018, Aurora announced that the Improved Offer had expired, and that it would complete the acquisition of the remaining outstanding CanniMed Shares through the compulsory acquisition procedures of the Canada Business Corporations Act. On April 6, 2018 Aurora commenced the compulsory acquisition procedures, and expects to acquire the remaining CanniMed Shares on May 1, 2018. CanniMed shareholders have the opportunity to receive the same consideration and in the same form as they were entitled to receive under the Improved Offer.

The cash consideration for the Improved Offer was provided through $55 million of the funds received from the Company’s offering of Special Warrants completed November 28, 2017 and $85 million of the funds received from the offering of convertible debentures which was completed on March 9, 2018. Neither of the offerings were conducted for the specific purposes of completing the Improved Offer.

2.4	Effect on Financial Position

On March 2, 2018 prior to the completion of the acquisition, CanniMed completed the sale of certain non-core assets, including: (i) SubTerra LLC (“SubTerra”), which operated a facility located in White Pine, Michigan and has applied for a State of Michigan Class C Grower License and State of Michigan Processor License, for the production and processing of cannabis, respectively, (ii) assets relating to CanniMed’s “Fruit Tree” business, and (iii) the assets known as the Interleukin Platform, for the processing of Interleukin 37 protein. None of the assets sold currently relate to cannabis production. The purchase price for the assets was $1.0 million. CanniMed has initially retained a 19.9% interest in SubTerra and in the Interleukin Platform.

CanniMed’s assets will be integrated into Aurora’s current business structure in order to bolster Aurora’s industry standing, market share and global presence. Aurora has already begun integration of CanniMed’s assets.

2.5	Prior Valuations

Aurora is not aware of any prior valuations of CanniMed required by securities legislation or any stock exchange.

2.6	Parties to Transaction

The parties to the transaction are Aurora Cannabis Inc. and the shareholders of CanniMed. Aurora acted at arm’s length to all of the CanniMed Shareholders. Aurora entered into lock up agreements with the holders of 36% of the outstanding CanniMed Shares pursuant to which the Locked Up Shareholders agreed to tender their CanniMed Shares to the Original Offer (and the Improved Offer, once it was made) before commencing the Original Offer. In addition, in connection with the Improved Offer, holders of an additional 15% of the outstanding CanniMed Shares entered into support agreements with Aurora, agreeing to tender their shares to the Improved Offer. All CanniMed Shareholders subject to Lock Up agreements or support agreements tendered their CanniMed Shares before the initial take up on March 15, 2018.

2.7	Date of Report

April 30, 2018

Item 3 Financial Statements

As required by Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations, the following financial statements are attached hereto:

Appendix A: CanniMed’s annual audited financial statements for the years ended October 31, 2017 and 2016, with the report of the auditor thereon;

Appendix B: CanniMed’s unaudited condensed consolidated interim financial statements for the three months ended January 31, 2018 and 2017; and

Appendix C: Aurora Cannabis Inc.’s pro forma consolidated financial statements that give effect to the acquisition of CanniMed, including:

(i)	pro forma condensed consolidated statement of financial position as at December 31, 2017

(ii)	pro forma condensed interim consolidated statement of comprehensive income (loss) for the six months ended December 31, 2017;

(iii)	pro forma condensed consolidated statement of comprehensive income (loss) for the twelve months ended June 30, 2017; and

(iv)	Notes thereon.

APPENDIX A

CANNIMED’S ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED
OCTOBER 31, 2017 AND 2016, WITH THE REPORT OF THE AUDITOR THEREON

CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2017

FOR FURTHER INFORMATION PLEASE CONTACT:

CanniMed Therapeutics Inc.
#1 Plant Technology Road
Saskatoon, Saskatchewan
Canada S7K 3J8

media@cannimed.com

invest@cannimed.com

www.cannimedtherapeutics.com

TRADING SYMBOL:

TSX – CMED

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of CanniMed Therapeutics Inc. are the responsibility of Management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by Management in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements include amounts that are based on estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

The Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls. These internal accounting controls provide reasonable assurance that financial records are reliable, form a proper basis for preparation of financial statements and that assets are properly accounted for and safeguarded. The internal accounting control process includes Management's communication to employees of policies which govern ethical business conduct.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its audit committee, consisting of independent directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders' auditors have full access to the audit committee, with and without Management being present.

These consolidated financial statements have been audited by the shareholders' auditors, Deloitte LLP, in accordance with Canadian generally accepted auditing standards.

/s/ “Brent Zettl”	/s/ “John Knowles, CPA, CA”
Chief Executive Officer	Chief Financial Officer

Date: January 29, 2018

Deloitte LLP
122 1st Ave. S.
Suite 400
Saskatoon SK S7K 7E5
Canada

Tel: +13063434400
Fax: +13063434480
www.deloitte.ca

Independent Auditor’s Report

To the Shareholders of
CanniMed Therapeutics Inc.

We have audited the accompanying consolidated financial statements of CanniMed Therapeutics Inc. which comprise the consolidated statements of financial position as at October 31, 2017 and 2016, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

1	Page 2

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CanniMed Therapeutics Inc. as at October 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Chartered Professional Accountants
Licensed Professional Accountants

January 29, 2018
Saskatoon, Canada

2	Page 3

Consolidated Statements of Financial Position
(In thousands of Canadian dollars)

		October 31,	October 31,
As at	Note	2017	2016
			(As restated - Note 2)

ASSETS
Current assets
Cash and cash equivalents		$48,378	$2,002
Accounts receivable	7	1,065	1,135
Inventories	8	9,033	7,979
Biological assets	9	1,451	481
Prepaid expenses and other assets	10	58	1,183
		59,985	12,780

Convertible debenture receivable	11	1,003	-
Derivative assets	11	3,398	-
Property, plant and equipment	12	38,622	37,365
Intangible assets	13	2,654	2,134
Goodwill		492	492
		$106,154	$52,771

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	14	$3,063	$4,114
Deferred revenue		136	-
Loans and borrowings	15	2,558	3,657
		5,757	7,771

Loans and borrowings	15	11,166	25,938
Derivative liability relating to convertible debt	15	-	9,673
Deferred income tax liabilities		57	666
Deferred revenue		-	101
		11,223	36,378
		16,980	44,149

SHAREHOLDERS' EQUITY
Share capital	17	109,103	22,783
Warrants	17	100	107
Share-based compensation reserves	18	3,673	3,493
Accumulated other comprehensive income		52	96
Accumulated deficit		(23,754)	(17,857)
		89,174	8,622

		$106,154	$52,771

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

/s/ "Don Ching, LL.B, B.A."	/s/ "Dwayne Lashyn"
Director	Director

Consolidated Statements of Operations and Comprehensive Loss
(In thousands of Canadian dollars)

		Twelve Months Ended
		October 31
	Note	2017	2016
			(As restated - Note 2)

Revenue		$16,687	$9,797

Unrealized gain from changes in fair value of biological assets	9	(9,780)	(4,503)
Inventory expensed to cost of sales		11,732	5,155
Production costs		3,579	1,130
Cost of sales, net of the unrealized gain on changes in fair value of biological assets		5,531	1,782
Gross margin, including the unrealized gain on changes in fair value of biological assets		11,156	8,015

Expenses:
General and administrative		5,394	2,795
Sales and marketing		4,096	3,310
Freight and distribution		1,449	831
Research and development		1,484	1,555
Foreign exchange loss		221	207
Research and development tax credits		-	(151)
Loss on derivative instruments		1,896	8,038
Depreciation and amortization		939	832
Share-based compensation	18	995	435
		16,474	17,852

Loss from continuing operations before the following		(5,318)	(9,837)

Other income		188	552
Interest income		418	2
Finance costs		(1,571)	(1,489)
		(965)	(935)

Loss from continuing operations before income tax		(6,283)	(10,772)

Income tax:
Deferred tax recovery	19	386	560
		386	560

Net loss from continuing operations		$(5,897)	$(10,212)

Net loss from discontinued operations, net of taxes	20	-	(12,870)
Net loss for the year		$(5,897)	$(23,082)

Other comprehensive income (loss):

Items that may be reclassified subsequently to profit or loss
Foreign currency translation realized on disposal of subsidiary		-	(4,952)
Foreign currency translation adjustment		(44)	211
Comprehensive loss		$(5,941)	$(27,823)

Net loss per share from continuing operations
Basic	21	$(0.28)	$(0.70)
Diluted	21	$(0.28)	$(0.70)

Net loss per share
Basic	21	$(0.28)	$(1.57)
Diluted	21	$(0.28)	$(1.57)

Weighted average shares
Basic		21,281	14,664
Diluted		21,281	14,664

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
(In thousands of Canadian dollars)

				Accumulated
			Share-based	other
	Share		compensation	comprehensive	Accumulated	Total
	capital	Warrants	reserves	income	deficit	Equity

Balance - October 31, 2015(As restated - Note 2)	$30,859	$107	$3,073	$4,837	$5,225	$44,101

Net loss	-	-	-	-	(23,082)	(23,082)
Foreign currency translation realized on disposal of subsidiary	-	-	-	(4,952)	-	(4,952)
Exchange differences on translating foreign operations	-	-	-	211	-	211
Total comprehensive loss for the year	-	-	-	(4,741)	(23,082)	(27,823)

Common shares issued (Class "A" shares )	18	-	-	-	-	18
Transfer from share-based compensation reserve	15	-	(15)	-	-	-
Common shares redeemed (Class "A" shares )	(30,892)	-	-	-	-	(30,892)

Common shares issued (Class "D" shares )	22,783	-	-	-	-	22,783
Share-based compensation	-	-	435	-	-	435
Balance - October 31, 2016	$22,783	$107	$3,493	$96	$(17,857)	$8,622

Net loss	-	-	-	-	(5,897)	(5,897)
Exchange differences on translating foreign operations	-	-	-	(44)	-	(44)
Total comprehensive loss for the year	-	-	-	(44)	(5,897)	(5,941)

Common shares issued pursuant to initial public offering, including overallotment option, net of issue costs	62,924	-	-	-	-	62,924
Common shares issued pursuant to debenture conversion	21,830	-	-	-	-	21,830
Common shares issued pursuant to warrant exercise	73	(7)	-	-	-	66
Common shares issued pursuant to stock option exercise	1,493	-	(815)	-	-	678
Share-based compensation	-	-	995	-	-	995
Balance - October 31, 2017	$109,103	$100	$3,673	$52	$(23,754)	$89,174

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

			October 31	October 31
			2017	2016
				(As restated - Note 2)
Cash flows (used in) from operating activities
Net loss	$		(5,897)	$(23,082)

Items not affecting cash:
Unrealized gain from changes in fair value of biological assets			(9,780)	(4,503)
Depreciation of property, plant and equipment			2,127	1,132
Interest receivable			29	-
Amortization of intangible assets			160	256
Share-based compensation			995	435
Deferred income tax expense (recovery)			(386)	(4,022)
Loss on derivatives			1,943	8,038
Impairment loss on discontinued operations			-	19,357
Interest payable			1,571	1,489
Interest receivable			(418)	(2)
Cash flows used in operating activities before working capital changes			(9,656)	(902)
Changes in non-cash working capital		22	6,942	(965)
Cash used in continuing operations			(2,714)	(1,867)

Cash flows (used in) from investing activities
Interest received			418	2
Purchase of convertible debenture		11	(4,000)	-
Purchase of property, plant and equipment		12	(2,363)	(1,998)
Investment in deferred development costs		13	(681)	(512)
Cash used in investing activities			(6,626)	(2,508)

Cash flows (used in) from financing activities
Proceeds from issuance of common shares, net of issue costs		17	63,621	18
Net cash outflow on disposal of subsidiaries			-	(371)
Interest paid			(1,571)	(1,489)
Proceeds from loans and borrowings			-	9,357
Repayment of loans and borrowings		15	(6,326)	(2,861)
Repayment of finance leases		15	(8)	(68)
Cash from financing activities			55,716	4,586

Increase in cash			46,376	211
Cash, beginning of year			2,002	1,791
Cash and cash equivalents, end of year	$		48,378	$2,002

The accompanying notes are an integral part of these consolidated financial statements.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

1.	General Information

CanniMed Therapeutics Inc. (“CanniMed”) is a company incorporated in Canada, with its registered and head office located at #1 Plant Technology Road, Saskatoon, SK., Canada, S7K 3J8.

The principal business activities of CanniMed and its subsidiaries (collectively “the Company”) are plant biotechnology research, product development and the production of plant based materials for biopharmaceutical, agricultural and environmental market applications. The Company is a licensed producer and distributor of medical cannabis pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and the Controlled Drugs and Substances Act and its Regulations.

2.	Correction of an Immaterial Error

During the fourth quarter, the Company completed a review of its inventory and biological asset model (“Model”), including the estimates and assumptions within the Model. During this review, Management identified an immaterial error that impacts 2016 and years prior to 2016. Specifically, opening Inventories and Biological assets in 2016 were overstated by $1.6 million. In addition, in conjunction with this review, a related immaterial tax error was also identified and corrected. Accordingly, the Company has recorded an adjustment to opening retained earnings for fiscal 2016. The Company has restated the Consolidated Statement of Financial Position, Consolidated Statement of Changes in Shareholders’ Equity, Consolidated Statement of Operations and Comprehensive loss and the Consolidated Statement of Cash Flows to correct the error.

The following table presents the impact on fiscal 2016’s opening retained earnings:

	As at		As at
	October 31, 2015	Adjustment	October 31, 2015
	(Previously Reported)		(As Restated)
Accumulated retained earnings
Inventories and Biological assets		$(1,552)
Deferred tax, net		$(187)
	$6,964	(1,739)	5,225

The following table presents the balances previously reported and as restated in the Consolidate Statement of Financial Position and Consolidated Statement of Changes in Shareholders’ Equity:

	As at		As at
	October 31, 2016	Adjustment	October 31, 2016
	(Previously Reported)		(As Restated)
Inventories	$9,938	$(1,959)	$7,979
Biological assets	$428	$53	$481
Total current assets	$14,686	$(1,906)	$12,780
Deferred tax liability	$(568)	$(98)	$(666)
Accumulated deficit	$(15,853)	$(2,004)	$(17,857)
Total liabilities and shareholders’ equity	$54,677	$(1,906)	$52,771

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The following table presents the amounts as previously reported and as restated in the Consolidated Statement of Operations and Comprehensive loss for the year ended October 31, 2016:

	Twelve Months Ended		Twelve Months Ended
	October 31, 2016	Adjustment	October 31, 2016
	(Previously Reported)		(As Restated)
Unrealized gain on changes in fair value	$(3,797)	$(706)	$(4,503)
of biological assets
Inventory expensed to cost of sales	$4,218	$937	$5,155
Gross margin	$8,246	$(231)	$8,015
Research and development	1,432	123	1,555
Loss from continuing operations	$(10,418)	$(354)	$(10,772)
Deferred tax recovery	471	89	560
Loss from continuing operations, net of tax	$(9,947)	$(265)	$(10,212)

The Company previously reported a loss per share from continuing operations of $0.68 for the year ended October 31, 2016. As restated, the loss per share became to $0.70.

3.	Basis of preparation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

These consolidated financial statements were authorized for issue by the Company’s Board of Directors on January 26, 2018.

Details of the Company’s accounting policies, including future changes, are included in Notes 4 and 5.

Corporate reorganization

Since acquiring all of the shares of Prairie Plant Systems Inc. (“PPS”) on November 1, 2016, PPS has been a wholly-owned subsidiary of CanniMed. On October 31, 2016, prior to its acquisition by CanniMed, PPS completed a corporate reorganization (the “Reorganization”).

Prior to the Reorganization, shareholders of PPS held 3,667,695 Class “A” common shares in the capital of PPS (the “Old Shares”) and PPS owned all of the shares of PPS USA Holdings, Inc. Also, prior to the Reorganization, PPS created a new wholly-owned subsidiary, PM Power Group Holdings Ltd. (“PM Power”) which acquired all of the shares of PPS USA Holdings, Inc. Another holding company, CanniMed, was also created. Pursuant to a share exchange agreement entered into with each of its shareholders (the “Share Exchange Agreements”), PPS amended its capital by filing articles of amendment to create an unlimited number of Class “D” shares, and PPS shareholders then transferred to PPS their Old Shares effective on October 31, 2016 in exchange for one Class “D” share of PPS (the “New Shares”) and one common share of PM Power (the “PM Shares”) for each Old Share held by the PPS shareholders.

On November 1, 2016, CanniMed acquired 100 percent of the Class “D” shares of PPS by executing a share exchange transaction on a 4:1 basis where CanniMed issued 14,670,780 CanniMed common shares to PPS’ shareholders in exchange for their 3,667,695 Class “D” shares of PPS. As a result of this transaction, former shareholders of PPS held 100 percent of the common shares of CanniMed, and CanniMed became the holder of 100 percent of the issued and outstanding shares of PPS.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

In relation to the transaction whereby CanniMed acquired 100% of the PPS Class D shares, CanniMed is considered the acquirer and the PPS the acquiree. The acquisition was recorded using the previous carrying values of PPS’s assets and liabilities as the acquisition of the shares did not result in a substantial change in ownership. Moreover, the consolidated financial statements are under the name of CanniMed; however, they are a continuation of the financial statements of PPS, which had a financial year end of October 31, 2016. As a result, the comparative figures presented are those of PPS.

Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for biological assets and certain financial instruments, which are measured at fair value.

Historical cost is generally based on the fair value of the consideration given in exchange for assets.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is CanniMed’s functional and presentation currency. The subsidiary located in the United States of America has a U.S. dollar functional currency and the subsidiaries located in Canada have a Canadian dollar functional currency.

Basis of consolidation

These consolidated financial statements incorporate the accounts of CanniMed and entities controlled by it. Control exists when CanniMed has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The accounts of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Specifically, income and expenses of the subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

When the Company loses control of a subsidiary, a gain or loss is recognized in the profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary interest. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities.

At October 31, 2017, the Company had the following wholly-owned subsidiary corporations: Prairie Plant Systems Inc. (operating in Canada), CanniMed Ltd. (operating in Canada), SubTerra (operating in the US), 10420484 Canada Inc. (operating in Canada) and CanniMed International Ltd. (a holding company incorporated in Canada). Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

4.	Significant accounting policies

The significant accounting policies utilized by the Company have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of each entity at monthly average exchange rates. Monetary assets and liabilities denominated in foreign currencies at the consolidated statement of financial position date are translated to each entity’s functional currency at the foreign exchange rate applicable at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rate at the date of the transaction. Realized and unrealized exchange gains and losses are recognized in the consolidated statement of operations. Foreign currency gains and losses are reported on a net basis.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The assets and liabilities of the Company’s foreign operations are translated into Canadian dollars, CanniMed’s functional currency, using exchange rates prevailing at the reporting period. The income and expense transactions of foreign operations are translated to Canadian dollars at the monthly average exchange rates, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Foreign currency differences on translation to the reporting currency are recognized directly in accumulated other comprehensive income.

On the disposal of a foreign operations (i.e. a disposal of the Group’s entire interest in a foreign operations), all of the exchange difference accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

(b)	Business combinations

The acquisition method of accounting is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of an acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the statement of operations as a bargain purchase gain. Associated transaction costs are expensed when incurred.

(c)	Cash and cash equivalents

Cash and cash equivalents consists of cash held at banks and restricted cash.

(d)	Inventories

Inventories of materials and supplies are valued at the lower of cost and net realizable value. Inventories of harvested plants are transferred from biological assets at their fair value at harvest, which becomes deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using average cost.

(e)	Biological assets

The Company measures biological assets, consisting of plants, at fair value less cost to sell up to the point of harvest. Agricultural produce consisting of plant produce is measured at fair value less cost to sell at the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest.

Unrealized gains or losses arising from changes in fair value less cost to sell during the year, including the impact on the carrying amount of inventory, are included in the consolidated statement of operations and comprehensive income.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(f)	Convertible debenture receivable

The Company’s note receivable is presented separately from the conversion feature and warrants. The Company estimates the carrying value of the note receivable component using a discounted cash flow model, and estimated the fair value of the conversion feature and warrants using the Black-Scholes option pricing model. The value of the conversion feature is remeasured at each reporting date until settlement, with changes in the fair value recorded in the consolidated statements of (loss) income.

(g)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated amortization and impairment losses. Amortization is provided on a straight line basis as follows:

Buildings	5% to 10%
Production equipment
• Growing equipment	20% to 30%
• Power equipment	10% to 20%
Office and other equipment	20% to 100%
Assets under finance lease	5%

An asset's residual value, useful lives and amortization method are reviewed at each reporting period and, if appropriate, adjusted on a prospective basis as a change in estimate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item are determined by comparing the proceeds from disposal with the carrying amount of the property, plant and equipment and are recognized in profit or loss.

(h)	Intangible assets

Intangible assets with finite useful lives are comprised of costs incurred to acquire patent protection and internally generated project development costs, both of which are recorded at cost less accumulated amortization and accumulated impairment losses. The deferred patents costs are amortized on a straight-line basis over the life of the related patent once the patent has been awarded. Development costs are amortized on a straight-line basis over 10 years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as general and administrative expenses in the consolidated statement of operations and comprehensive loss as incurred.

Intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

(i)	Impairment of long-lived assets

Long-lived assets, including property plant and equipment and intangible assets are reviewed to determine whether there is any indicators of impairment at each consolidated statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or “CGU”). The recoverable amount of an asset or a CGU is the higher of its fair value less costs to sell and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lessor of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(j)	Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment is recorded in profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. For the purposes of impairment testing, goodwill is allocated to each of the Company's CGUs, or groups of CGUs, expected to benefit from the synergies of the combination.

On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

(k)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present obligation or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax risk free rate.

(l)	Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to the grants and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Government grants whose primary condition is that the Company purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

(m)	Leased assets

Leases are classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee, in which case the lease is classified as a finance lease and the asset is treated as if it had been purchased outright.

Operating leases payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

For finance leases, the amount initially recognized as an asset is the lower of the fair value of the leased property and the value of the minimum lease payments payable over the term of the lease. The corresponding lease commitment is shown as a liability. Lease payments are analyzed between finance expenses and reduction of the lease obligation. The interest element is charged to the consolidated statement of operations over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

(n)	Discontinued operation – Non-current assets held for sale

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the Company and which:

•	Represents a separate major line of business or geographical area of operations;
•	Is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
•	Is a subsidiary acquired exclusively with a view to re- sale.

Classification as a discontinued operation occurs on disposal by sale, closure or abandonment or when the operation meets the criteria to be held-for-sale, if earlier.

With the classification of PM Power Group ("PMPG”) as a discontinued operation, the comparative statement of operations and comprehensive (loss) income has been reclassified as if the operation had been discontinued from the start of the comparative year.

Non-current assets (and disposal groups) classified as a discontinued operation are measured at lower of the carrying amount and fair value less cost to sell.

(o)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of goods is recognized when the Company has transferred the significant risks and rewards of ownership to the customer, the amount of revenue can be reliably measured and it is probable that the economic benefits of the transaction will flow to the Company. Significant risks and rewards are generally considered to be transferred when the Company has shipped the product to customers.

A former subsidiary of the Company, PMPG, receives revenue from the sale of power; PMPG ceased being a subsidiary of the Company on October 31, 2016. The Company considered the detailed criteria for the recognition of revenue from the sale of power set out in IAS 18, specifically whether the amount of revenue can be measured reliably. Under a negotiated annual agreement with the Midcontinent Independent System Operator (“MISO”), the entity is awarded compensation according to a schedule of costs, including anticipated capital repairs and related projects, which reflects the MISO tariff in place during the settlement period, for the cost of operating and maintaining its natural gas power plant. MISO pays the entity a monthly allocation during the term of the agreement along with supplemental payments prorated for any partial monthly availability for service as a System Support Resource (“SSR”) unit. Each monthly SSR payment is made regardless of dispatch of the SSR Unit during that month. Revenue is recognized according to the consideration that the entity expects to be entitled to from MISO over the term of the agreement and on an accrual basis.

PMPG also has a Michigan Licensed Alternative Electric Supply business, UP Power Marketing, LLC (“UPPM”), fully licensed within the State of Michigan to sell retail electric energy. The energy revenue is recognized upon delivery of electricity to the customers. These contributions are recognized immediately in profit or loss as revenue under UPPM.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(p)	Employee Benefits

Short-term Employee Benefits

Short-term employee benefit obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Group RSP / Deferred Profit Sharing Plan

The Company has a group registered savings plan (“Group RSP”). Employees are required to participate in the Group RSP plan after six months of employment. Pursuant to the Group RSP, the Company provides a two percent match to those employed between six months and two years and a three percent match to those who have over two years of continuous employment. The employer portion of the Deferred Profit Sharing Plan will vest after the employee has completed two years of plan membership.

Share-based compensation

The Company has an employee stock option plan. The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value is measured using the Black-Scholes option pricing model. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate.

Consideration paid by employees on the exercise of stock options is recorded as share capital and the related share-based compensation is transferred from stock-based compensation reserves to share capital.

(q)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(r)	Taxation

Income tax expense (recovery) represents the sum of the tax currently payable and deferred tax.

The current tax expense (recovery) is based on taxable profit for the year. Taxable profit differs from income (loss) as reported in the consolidated statements of operations and comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the year.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred income tax is charged or credited to net income (loss), except when related to items charged or credited to either other comprehensive income or directly to equity.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the year.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the year, to recover or settle the carrying amount of its assets and liabilities.

(s)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share is calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares, relating to warrants and share options issued.

(t)	Financial instruments

Financial assets and financial liabilities are recognized when a Company entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value on the date that they are originated. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred assets that is created or retained by the Company is recognized as a separate asset or liability. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, other than financial assets and financial liabilities at fair value through profit or loss, are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Company classifies its financial assets as financial assets at fair value through profit or loss, loans and receivables, or available for sale. A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available for sale financial assets are non-derivatives that are either designated as available for sale or are not classified as:

(a)	loans and receivables,
(b)	held-to-maturity investments; or
(c)	financial assets at fair value through profit or loss.

Financial liabilities and equity instruments

The Company classifies its financial liabilities as either financial liabilities at fair value through profit or loss or other liabilities. Subsequent to initial recognition other liabilities are measured at amortized cost using the effective interest method. Financial liabilities at fair value are stated at fair value with changes being recognized in profit or loss.

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument to the net carrying amount on initial recognition.

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by an entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Classification of financial instruments

The Company classifies it financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent as outlined below:

Classification
Cash and cash equivalents	Loans and receivable
Accounts receivable	Loans and receivable
Convertible debenture receivable	Loans and receivable
Derivable asset	Fair value through profit and loss
Accounts payable and accrued liabilities	Other liabilities
Derivative instrument liabilities	Fair value through profit and loss
Loans and borrowings	Other liabilities

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate transactions. Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and subsequently re-measured at fair value at the end of each reporting date. The resulting gain or loss is recognized in the profit or loss.

Transaction costs are netted against the proceeds received. The liability portion of the debenture has been designated as other financial liability and is initially recognized at fair value. Subsequent to initial recognition, the debenture is measured at amortized cost using the effective interest method. The common share purchase warrants are initially recognized at fair value and are not re-measured subsequent to initial recognition.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

5.	Accounting standards

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective November 1, 2016. These changes were made in accordance with the applicable transitional provisions.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

This amendment provides guidance regarding the accounting for bearer plants by providing a definition of bearer plants and brings bearer plants within the scope of IAS 16 from IAS 41. The amendment is effective for annual reporting periods beginning on or after January 1, 2016, and has been applied retrospectively. The amendment did not have a significant impact on the Company’s consolidated financial statements as the carrying cost of bearer plants is negligible.

Disclosure Initiative (Amendments to IAS 1)

On December 18, 2014, the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016. These amendments did not have a significant impact on the Company’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements

In September 2014, IFRS 10 was amended to clarify an inconsistency between this standard and IAS 28, Investments in Associates and Joint Ventures. The amendment requires that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendment is effective for annual reporting periods beginning on or after January 1, 2016. This amendment did not have an impact on the consolidated financial statements of the Company.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Future Changes in Accounting Policies

These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued by the International Accounting Standards Board (“IASB”) which provides a comprehensive framework for recognition, measurement, and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is currently assessing the potential impacts of IFRS 15.

IFRS 9 Financial Instruments

IFRS 9 was issued by IASB in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss and amortized cost. Financial liabilities held-for-trading are measured at fair value through profit or loss, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently assessing the potential impact of IFRS 9.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, and a lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. The Company is currently assessing the potential impact of IFRS 16.

IFRS 2 Share-Based Payment

In June 2016, the IASB issued amendments to IFRS 2. These amendments provide clarification on how to account for certain types of share-based payment transactions. The amendments are effective for the annual period beginning on or after January 1, 2018. The extent of the impact of the adoption of the amendments has not yet been determined.

IAS 7 Statement of Cash Flows

As part of their disclosure initiative, the IASB has issued amendments to IAS 7 Statement of Cash Flows requiring a reconciliation of liabilities arising from financing activities to enable users of the financial statements to evaluate both cash flow and non-cash changes in the net debt of a Company. The amendments to IAS 7 are effective for annual periods beginning on or after January 1, 2017. The Company will adopt these amendments in its financial statements for the year beginning on November 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

IAS 12 Income Taxes

In January 2016, the IASB issued amendments to IAS 12 to provide clarification on the requirements relating to the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. Adoption of the amendments to IAS 12 is required for the annual period beginning on or after January 1, 2017. The Company will adopt these amendments in its financial statements for the year beginning on November 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

6.	Critical accounting estimates and judgements:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Critical judgements in applying accounting policies

Revenue recognition

In relation to its discontinued operation, the Company considered the detailed criteria for the recognition of revenue from the sale of power set out in IAS 18, specifically whether the amount of revenue could be measured reliably. As a result, management made judgements regarding whether the amount of revenue could be measured reliably and determined that the revenue recognized under these contracts could be measured reliably.

Key sources of estimation uncertainty

Valuation of biological assets and inventories

Biological assets consisting of cannabis plants are measured at fair value less costs to sell up to the point of harvest. Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis plants up to the point of harvest, costs to convert the harvested plants to finished goods, sales price, risk of loss, expected remaining future yields for the plants, and estimating values during the growth cycle.

The valuation of biological assets at the point of harvest is the cost basis for all cannabis based inventory and thus any critical estimates and judgements related to the valuation of biological assets are also applicable for inventory. The valuation of work in process and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount for the inventory. The Company must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged. See Note 8 for additional information with respect to the estimates contained within biological assets.

Estimated useful lives and amortization of property plant and equipment and intangible assets

Amortization of property, plant and equipment and finite-life intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Impairment of goodwill, intangibles and long-lived assets

Determining whether impairment relating to goodwill, intangibles and long-lived assets exists requires an estimation of the recoverable amount of cash generating units (“CGUs”). Determining a CGU’s recoverable amount requires the determination of the higher of the value in use of the CGU and the fair value less cost to sell of the CGU. The determination of the recoverable amount requires the Company to estimate future cash flows, discount rates and salvage values, as applicable.

Convertible debenture receivable

Management is required to make many estimates when determining the valuation of its convertible debenture receivable. The convertible debenture receivable, and the associated conversion feature and warrants (which comprise the Derivative asset on the Statement of Financial Position), required option pricing models that involved various estimates and assumptions.

Share-based compensation

In calculating the share-based compensation expense, key estimates such as the value of the common shares, the rate of forfeiture of options granted, the expected life of the option and the risk-free interest rate are used.

Warrants

In calculating the value of the warrants, key estimates such as the value of the common shares and the risk-free interest rate are used.

Taxes

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

Derivative liability relating to convertible debt

Determination of the fair value of the Company’s derivative liabilities requires the Company to establish estimates of unobservable inputs such as the fair value of the Company’s shares.

7.	Accounts receivable

As at October 31,	2017	2016
Trade receivables	$940	$786
Scientific Research and Experimental Development investment tax credits	125	349
	$1,065	$1,135

Trade receivables disclosed above include amounts that are past due but not impaired at the end of the reporting period for which the Company has not recognized an allowance for doubtful accounts because there has not been a significant change in credit quality and the amounts are still considered recoverable. At October 31, 2017, these past due amounts were $0.06 million (October 31, 2016 - $0.1 million).

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

8.	Inventories

As at October 31,	2017	2016
Finished goods	$8,533	$7,311
Materials and supplies	500	668
	$9,033	$7,979

Inventories expensed through cost of sales during the year ended October 31, 2017 was $11.7 million (2016 - $5.2 million).

9.	Biological assets

Biological assets consist of medical cannabis plants.

As at October 31,	2017	2016
Biological assets, beginning of year	$481	$380
Change in fair value due to biological transformation	9,780	4,503
Transfers to inventory upon harvest	(8,810)	(4,402)
Biological assets, end of year	$1,451	$481

All plants are harvested for the sale of consumable product and take approximately fourteen to sixteen weeks to grow prior to harvest.

The significant assumptions and estimates used in determining the fair value of biological assets are as follows:

•	wastage of plants based on their various stages of biological transformation;
•	fair value less cost to sell at the point of harvest;
•	amounts of depreciation and overhead incurred and allocated to biological assets.

10.	Prepaid expenses and other assets

As at October 31,	2017	2016
Other assets	$-	$1,133
Prepaid expenses	58	50
	$58	$1,183

Other assets as at October 31, 2016 consisted of costs related to the Company’s contribution to the support of its initial public offering, which was completed on December 29, 2016. Subsequent to the initial public offering, these amounts were netted against the proceeds of the Company’s equity offering.

11.	Convertible debenture receivable

(a)	Convertible debenture receivable

On September 29, 2017, a subsidiary of CanniMed purchased a secured convertible debenture (the “Debenture”) in the principal amount of $4.0 million from Newstrike Resources Inc. (“Newstrike”), a company listed on the TSXV (TSXV: HIP). The Debenture will mature in three years and bears interest at the rate of 8% per annum, payable quarterly. The Debenture is convertible at the option of CanniMed into common shares of Newstrike, at a price per of $0.365 per common share. In the event of a change of control, the principal under the Debenture, plus accrued and unpaid interest and a premium of 10% of the principal, will be payable. In such event, the premium and accrued interest are convertible at the option of the lender into common shares of Newstrike, at the higher of $0.365 or the market price at the time of conversion.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

As at October 31,	2017	2016
Convertible debenture receivable, beginning of year	$-	$-
Principal amount	4,000	-
Fair value of conversion feature adjustment, inception (Note 11(b))	(1,573)	-
Fair value of warrants, inception (Note 11(b))	(1,452)	-
Interest receivable attributable to effective interest method (1)	28	-
Convertible debenture receivable, end of year	$1,003	$-

(1)	Effective interest rate of 22%.

(b)	Derivative assets

Details of the Company’s derivative assets are as follows:

Derivative assets are comprised of the conversion feature of the Debenture and of the warrants associated with the debenture. The fair value of these derivative assets was calculated as follows:

As at October 31,	2017	2016
Fair value of conversion feature, inception	$1,573	$-
Mark to market derivative gain	198	-
	$1,771	$-
		-
Fair value of warrants, inception	$1,452	$-
Mark to market derivative gain	175	-
	$1,627	$-

Total derivative asset	$3,398	$-

The change in the fair value of the conversion feature and warrants resulted in a decrease in the Company’s net loss, due to an increase of $0.4 million in the fair value for the year ended October 31, 2017.

Black-Scholes Assumptions

The fair value of the conversion feature and common share purchase warrants were determined using the Black-Scholes option pricing model under the following assumptions:

	October 31,	September 29,
	2017	2017
Expected dividend yield (%)	0%	0%
Average risk-free interest rate (%)	1.5%	1.6%
Expected life (years)	2.9	3.0
Expected volatility (%)	72.0%	76.5%

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

12.	Property, plant and equipment

Details of the Company’s property, plant and equipment are as follows:

					Assets
				Office and	under
			Production	other	finance
	Land	Buildings	equipment	equipment	lease	Total

Cost
At November 1, 2015	$1,067	$38,102	$61,346	$3,513	$370	$104,398
Additions	9	1,312	549	128	-	1,998
Currency translation adjustment	13	117	20	3	-	153
Impairment	-	-	(13,541)	-	-	(13,541)
Disposal of subsidiary (Note 20)	(433)	(4,340)	(40,750)	(1,222)	-	(46,745)
At October 31, 2016	$656	$35,191	$7,624	$2,422	$370	$46,263
Additions	-	1,776	890	438	-	3,104
Currency translation adjustment	44	218	92	(5)	-	349
At October 31, 2017	$700	$37,185	$8,606	$2,855	$370	$49,716

Accumulated Depreciation

At November 1, 2015	$-	$6,043	$41,856	$2,543	$91	$50,533
Depreciation and amortization	-	561	325	232	14	1,132
Currency translation adjustment	-	19	9	2	-	30
Disposal of subsidiary (Note 20)	-	(2,120)	(39,627)	(1,050)	-	(42,797)
At October 31, 2016	$-	$4,503	$2,563	$1,727	$105	$8,898
Depreciation and amortization	-	1,398	482	234	13	2,127
Currency translation adjustment	-	34	23	12	-	69
At October 31, 2017	$-	$5,935	$3,068	$1,973	$118	$11,094

Carrying amounts

October 31, 2016	$656	$30,688	$5,061	$695	$265	$37,365
October 31, 2017	$700	$31,250	$5,538	$882	$252	$38,622

Production costs

During the year ended October 31, 2017, included in production costs was depreciation of $1.2 million (2016 - $0.5 million).

Security

The Company’s Senior Secured Credit Facilities consisting of a Revolving Tranche and a Term Loan Tranche (Note 15) are secured by a general security agreement covering all of the Company's assets.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

13.	Intangibles

Intangible assets consists of the following:

		Deferred	Discontinued
	Deferred	patent costs	Operation -
	development	(2)	Power Utility
	costs (1)		intangibles (3)	Total
Cost
At October 31, 2015	$2,839	$120	$6,037	$8,996
Additions	512	-	-	512
Currency translation adjustment	4	-	155	159
Impairment	-	-	(5,197)	(5,197)
Disposal of subsidiary	-	-	(995)	(995)
At October 31, 2016	$3,355	$120	$-	$3,475
Additions	681	-	-	681
Currency translation adjustment	(6)	-	-	(6)
At October 31, 2017	$4,030	$120	$-	$4,150

Accumulated amortization
At October 31, 2015	$1,201	$8	$394	$1,603
Amortization	127	2	127	256
Currency translation adjustment	3	-	12	15
Impairment	-	-	(533)	(533)
At October 31, 2016	$1,331	$10	$-	$1,341
Amortization	158	2	-	160
Currency translation adjustment	(5)	-	-	(5)
At October 31, 2017	$1,484	$12	$-	$1,496

(1)	Internally generated and relating to the Company’s bio-pharmaceutical operations.
(2)	Relates to pending patent applications and issued patents for various technologies.
(3)	Related to interconnection agreement of grid, water access rights and various supply agreements.

Carrying amounts

At October 31, 2016	$2,024	$110	$-	$2,134
At October 31, 2017	$2,546	$108	$-	$2,654

14.	Accounts payable and accrued liabilities

As at October 31,	2017	2016
Trade payables	$2,222	$1,948
Accrued liabilities	687	1,751
	$2,909	$3,699
Derivative instrument liabilities (Note 24)	154	415
Total trade payables and accrued liabilities	$3,063	$4,114

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

15.	Loans and borrowings

As at October 31,		2017	2016
Current portion
Line of credit	(a)	$-	$-
Finance lease liabilities		-	8
Capital loan (4.20%, based on interest at the Bank’s Prime rate plus 1.00% per annum).		250	375
Term loans	(b)	1,108	1,832
Debentures	(c)	1,138	1,349
Other	(d)	62	93
		$2,558	$3,657

Non-current liabilities
Term loans	(b)	$9,646	$13,702
Debentures	(c)	1,241	12,001
Other	(d)	279	235
		$11,166	$25,938
Total loans and borrowings		$13,724	$29,595

(a)	Demand loans

Line of Credit

The Company has access to a Canadian and US operating line of credit with a maximum of $1.0 million (October 31, 2016 - $1.0 million) and $0.5 million (October 31, 2016 - $0.5 million), respectively. These operating lines of credit were undrawn as at October 31, 2017 and October 31, 2016.

(b)	Term loans

As at October 31,	2017	2016

2.83% to 2.94% capital loan, due for renewal November 2018 (1)	$8,135	$8,613
Capital loan, payable in blended monthly instalments of $60, due for renewal November 2018 (4.95%, based on interest at the Bank’s Prime rate plus 1.75% per annum).	2,619	3,217
USD loan (2)	-	3,704
	10,754	15,534
Current Portion	(1,108)	(1,832)
	$9,646	$13,702

(1)	The derivative instrument liabilities on the capital loan are included in accounts payable and accrued liabilities $0.2 million (October 31, 2016 - $0.4 million), as disclosed in Note 24.
(2)	During 2017, the Company repaid the remaining principal on the USD loan related to the PM Power business unit, which had been divested on October 31, 2016.

Covenants

At October 31, 2017 and October 31, 2016, the Company is bound by and has met all covenants on its credit facilities.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(c)	Debentures

As at October 31,	2017	2016

Convertible debentures, amortized cost	$-	$10,201
Debt issue costs, net of accretion	-	(385)
Non-converted convertible debentures, 12% interest	195	-
Debentures, 12% interest	-	173
Debentures, 5% interest	2,184	3,277
Manitoba Hydro debenture	-	84
	2,379	13,350
Current Portion	(1,138)	(1,349)
	$1,241	$12,001

Conversion of Convertible Debentures (2016 and 2015 offerings)

During January 2017, certain debenture holders converted $11.3 million (principal balance) of convertible debentures into 514,265 fully paid Class “A” common shares of PPS. Pursuant to the Reorganization, the Class “A” common shares of PPS, pursuant to these conversions, were converted into Class “D” common shares of PPS and the resulting Class “D” common shares of PPS were then exchanged on a 4:1 basis for shares of CanniMed, for a total of 2,057,060 common shares of CanniMed. The right to convert into equity expired on January 31, 2017. Debentures that were not converted into equity, representing a principal sum of $0.2 million, now carry an interest rate of 12% per annum. The outstanding balance of the principal sum is repayable in twenty equal quarterly payments, commencing April 30, 2017. The remaining debentures are subject to a prepayment option on the part of the Company; any principal sum subject to a prepayment shall include a prepayment penalty equal to six months’ interest (based on the prescribed rate of 12%).

Derivative Liability Relating to Convertible Debt

On the Statement of Financial Position, related to the convertible debentures noted above, was a non-current derivative liability relating to the conversion to equity feature of the convertible debentures. For the 2016 and 2015 debenture offerings, the right to convert into equity expired on January 31, 2017; as such, the fair value of the embedded derivative is $nil as at October 31, 2017 (October 31, 2016 - $9.7 million).

Debenture Repayments

Subsequent to October 31, 2016, the Company has made principal payments totaling $1.1 million on debentures outstanding.

(d)	Other

As at October 31,	2017	2016

Various loans, interest at 5.1% to 7.04%, payable in monthly	$341	$328
instalments of $5 US with varying due dates.
Current portion	(62)	(93)
	$279	$235

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

16.	Commitments and contingencies

Legal claims and Regulatory Matters

There were no existing claims or regulatory matters against the Company that could have a material impact on the consolidated financial statements as at October 31, 2017 or October 31, 2016. The Company is occasionally named as a party in various claims and legal proceedings that arise during the normal course of its business. The Company reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Company’s favor or that such claims may not have a material effect on the Company. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Company responds as required.

17.	Share capital

Authorized

At October 31, 2017, the authorized share capital of the Company consists of Class “A” common shares. The rights, privileges, restrictions and conditions attached to each series of shares are determined by the Board of Directors at the time of creation of such series. The common shares of the Company are entitled to vote at all meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

Issued			Number of
	Note		Common Shares		Consideration
Outstanding, October 31, 2016	17	(a)	1	$	nil
Reorganization	17	(b)	14,670,780		22,783
Equity offering, net of issue costs	17	(c)	5,750,000		62,924
Exercise of convertible debentures	17	(d)	2,057,060		21,830
Exercise of warrants	17	(e)	12,087		73
Exercise of stock options	17	(f)	474,999		1,493
Outstanding, October 31, 2017			22,964,927		$109,103

Issuance of shares

(a)	Equity Issue on Incorporation

On October 31, 2016, CanniMed issued a single common share upon incorporation.

(b)	Reorganization

On November 1, 2016, as a result of the Reorganization of PPS, CanniMed issued 14,670,780 common shares as consideration for the sale by former shareholders of PPS of all of their shares of PPS to CanniMed.

(c)	Initial Public Offering and Exercise of Over-allotment Option

On December 29, 2016, CanniMed completed an initial public offering of its common shares (the “Offering”). In connection with the Offering, CanniMed issued 5,000,000 common shares at a price of $12.00 per common share.

CanniMed granted the underwriters an over-allotment option, exercisable in whole or in part, for a period of 30 days following the closing of the Offering, to purchase up to an additional 750,000 common shares at $12.00 per common share; this option was exercised in full on January 30, 2017.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(d)	Conversion of Convertible Debentures

During 2017, CanniMed issued 2,057,060 common shares upon conversion convertible debentures.

(e)	Exercise of Warrants

During 2017, CanniMed issued 12,087 common shares upon exercise of warrants. Subsequent to October 31, 2017, an addition 171,801 common shares were issued upon exercise of warrants.

(f)	Exercise of Stock Options

During 2017, CanniMed issued 474,999 common shares upon exercise of stock options (Note 18). Subsequent to October 31, 2017, an additional 1,619,927 common shares were issued upon the exercise of stock options.

Warrants and other equity

As a result of the Reorganization of PPS, and subsequent to the exercise of the warrants to purchase shares of PPS, the respective warrant holder for the PPS warrants will hold four Common Shares of CanniMed. The terms of the warrants are set forth in the following table:

Number of
CanniMed
Therapeutics
			Common Shares	CanniMed
	Securities		into which PPS	Therapeutics
Number of PPS	Underlying		Warrants may be	Exercise Price per
Warrants	Warrants	Expiry Date	Exercised	Common Share (1)
43,632	Common Shares	December 15, 2018	174,528	$5.50

(1)	Exercise price reflects the 4:1 share exchange ratio pursuant to the corporate reorganization of PPS. Subsequent to October 31, 2017, a total of 171,801 warrants were exercised.

18.	Share-based compensation

The Company has established a stock option plan under which common share purchase options may be granted to directors, officers and key employees. The maximum number of common shares available for option under the stock option plan is outlined in the stock options agreement. Options granted have an exercise price comparable to the market prices of CanniMed shares, as determined by the Company’s Board of Directors. All options are settled by physical delivery of shares. Vesting periods of options granted under the Company’s stock option plan vary on a grant by grant basis, at the discretion of the Company’s Board of Directors.

The following table summarizes movements in stock options during the years ended October 31, 2017 and 2016:

	October 31, 2017		October 31, 2016		(1)
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Beginning of year (1)	2,532,788	$1.95	2,052,000	$1.16
Granted	180,000	$9.64	567,988	$4.68
Forfeited	(20,000)	$4.68	(80,000)	$1.18
Exercised	(474,999)	$1.43	(7,200)	$1.68
Expired	-	-	-	-
End of year	2,217,789	$2.66	2,532,788	$1.95
Exercisable	1,855,121	$1.79	1,802,800	$1.27

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(1)

In conjunction with the corporate reorganization of PPS, the option agreements for PPS were exchanged for options agreements with CanniMed. Stock option data for the 2016 fiscal year reflects the impact of an exchange of PPS stock options for CanniMed stock options which took place on November 1, 2016.

The weighted average market share price at the date of exercise for stock options exercised during the year ended October 31, 2017 was $10.22.

The weighted average fair value of stock options granted during 2017 was $3.30 and was estimated using the Black-Scholes option pricing model with assumptions of a 5-year weighted average expected option life, volatility of 43.7% and an interest rate of 1.6% . The weighted average fair value of stock options granted during 2016 was $5.36 and was estimated using the Black-Scholes option pricing model with assumptions of a two-year weighted average expected option life, volatility of 70% and an interest rate of 0.6% . Subsequent to October 31, 2016, in conjunction with the corporate Reorganization of PPS, the option agreements for the foregoing options were exchanged for option agreements with CanniMed Therapeutics.

For stock options outstanding at October 31, 2017, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options Outstanding			Options Exercisable (Vested)

			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Exercise		Average	Exercise
Option Price Per Share	Quantity	Remaining Life	Price	Quantity	Remaining Life	Price

$0.68 - $1.00	940,000	0.65	$0.85	940,000	0.65	$0.85
$1.01 - $1.68	589,800	0.98	$1.68	589,800	0.98	$1.68
$1.69 - $4.68	507,989	1.00	$4.68	325,321	1.00	$4.68
$4.69 - $9.64	180,000	4.86	$9.64	-	-	$-
	2,217,789	1.16	$2.66	1,855,121	0.82	$1.79

The foregoing options have expiry dates ranging from June 26, 2018 to September 8, 2022. Subsequent to October 31, 2017, in conjunction with the proposed acquisition of CanniMed by Aurora, CanniMed’s Board of Directors approved a resolution that accelerated the vesting of all unvested stock options, making them fully exercisable by the holders. Subsequent to October 31, 2017, a total of 1.6 million stock options have been exercised.

19.	Taxation

Rate reconciliation

The income tax expense for the year is reconciled to the accounting net income as at October 31 as follows:

	2017	2016
(Loss) income before income tax from continuing operations	$(6,283)	$(10,772)
Income tax recovery calculated at 25%	(1,571)	(2,693)
Non-deductible share-based compensation expense	249	109
Non-deductible loss on derivatives	632	2,047
Deferred tax asset not recognized in current year	369	(154)
Effect of tax rates of subsidiaries operating in other jurisdictions	(56)	37
Other	(9)	94
Net current and deferred income tax recovery recognized in the year	$(386)	$(560)
Effective tax rate (%)	6%	5%

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Income tax recognized in earnings of continuing operations

The income tax expense for the year includes the following as at October 31:

	2017	2016

Current income tax recovery	$-	$-
Deferred income tax recovery	(386)	(560)
Net current and deferred income tax recovery recognized in the year	$(386)	$(560)

Deferred taxes

Deferred taxes recognized in the statement of financial position for the year includes the following at October 31:

As at October 31,	2017	2016

Deferred tax asset	$-	$-
Deferred tax liabilities	(57)	(666)
	$(57)	$(666)

			Effects of
	Opening	Recognized in	Balance Sheet	Closing
2017	balance	earnings	Reclass	Balance
Deferred tax assets (liabilities) in relation to:
Property plant and equipment	$(1,076)	$994	$-	$(82)
Intangible assets	-	(657)	-	(657)
Inventory	(390)	(66)	-	(456)
Income tax losses	696	99	-	795
Scientific Research and	-	-	223	223
Experimental Development
investment tax credits
Other	104	16	-	120
Deferred tax assets (liabilities), net	$(666)	$386	$223	$(57)

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

			Effects of	Effects of
			Balance	business
2016	Opening	Recognized	Sheet	disposal of	Closing
	balance	in earnings	Reclass	subsidiary	Balance
Deferred tax assets (liabilities) in
relation to:
Property plant and equipment	$(3,521)	$309	$-	$2,136	$(1,076)
Intangible assets	(2,002)	-	-	2,002	-
Inventory	(71)	(319)	-	-	(390)
Other	171	(87)	-	20	104
Income tax losses	6,334	4,208	-	(9,846)	696
Deferred tax assets (liabilities), net	$911	$4,111	$-	$(5,688)	$(666)

Income tax losses

At October 31, 2017 the Company has income tax losses carried forward of $4.1 million from Canadian operations and $2.4 million from US operations, respectively (2016 - $2.8 million from Canadian operations and $2.2 million from US operations, respectively). These losses are available to reduce future taxable income. Carry forward losses as at October 31, 2017 expire as follows:

	Canadian	US	Total
2022	-	$122	$122
2023	-	138	138
2024	-	178	178
2025	-	249	249
2026	-	176	176
2027	-	247	247
2028	-	205	205
2029	-	269	269
2030	-	321	321
2031	-	108	108
2032	-	11	11
2033	-	97	97
2034	26	27	53
2035	132	73	205
2036	2,627	-	2,627
2037	1,348	177	1,525
Total	$4,133	$2,398	$6,531

A deferred tax asset has not been recognized in respect of $1.6 million of the US losses (2016 - $2.0 million) and Canadian losses of $0.9 million (2016 - $nil) as it is not considered probable that there will be sufficient future taxable profit available for which the unused tax losses can be utilized.

A deferred tax asset has not been recognized in respect of $0.4 million (2016 - $0.4 million) of realized capital losses in Canada as it is not considered probable that there will be sufficient future taxable capital gains available for which the unused capital losses can be utilized.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

A deferred tax asset has not been recognized in respect of $5.3 million (2016 - $nil) of finance and share issuance costs in Canada as it is not considered probable that there will be sufficient taxable profit available for which the unused deferred tax asset can be utilized.

20.	Discontinued Operations and Impairment Loss

Discontinued Operations

During the fourth quarter of 2016, the Company adopted a formal plan to dispose of its power division in conjunction with a corporate restructuring and, on October 31, 2016, PPS completed the Reorganization. Prior to the Reorganization, shareholders of PPS held 3,667,695 Class “A” common shares in the capital of PPS and PPS owned all of the shares of PPS USA Holdings, Inc., the parent company of P.M. Power Group Holdings, Inc. Also, prior to the Reorganization, PPS created a new subsidiary, PM Power Group Holdings Ltd. (“PM Power”), which acquired all of the shares of PPS USA Holdings, Inc.

Effective October 31, 2016, the Reorganization resulted in the Company distributing, to the same shareholders existing prior to the Reorganization, all of the shares of PM Power. The assets and liabilities associated with PM Power were transferred at their carrying values at October 31, 2016 due to the transfer happening with PPS’s shareholders.

The combined results of the discontinued operations included in the loss for the year ended October 31, 2016 are set out below; there are no results of discontinued operations for the year ended October 31, 2017 as PM Power is not part of the continuing operations of CanniMed.

The results of this discontinued operation were as follows:

For the years ended October 31,	2017	2016

Revenue	$-	$10,287
Other income	-	376
	-	10,663
Expenses	-	(12,679)
Impairment loss	-	(19,357)
Foreign currency translation realized on disposal of subsidiary	-	4,952
(Loss) income before tax	-	(16,421)
Deferred tax recovery	-	3,551
(Loss) income from discontinued operations attributable to the owners of the Company	$-	$(12,870)

The cash flows provided by discontinued operations were as follows:

For the years ended October 31,	2017	2016

Net cash inflows from operating activities	$-	$1,337
Net cash inflows from investing activities	-	(1,196)
Net cash inflows (outflows)	$-	$141

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

21.	Loss per share

Loss per share for the years ended October 31, 2017 and 2016 was calculated based on the following:

Continuing operations

For the years ended October 31,	2017	2016

Net (loss) income from continuing operations attributable to common shareholders	$(5,897)	$(10,212)

Weighted average shares outstanding (basic)	21,281	14,664
Dilutive effect of stock options and warrants (3)	-	-
Weighted average shares outstanding (diluted) (3)	21,281	14,664
(Loss) earnings per share (basic)	$(0.28)	$(0.70)
(Loss) earnings per share (diluted)	$(0.28)	$(0.70)

Continuing and discontinued operations

For the years ended October 31,	2017	2016

Net (loss) income attributable to common shareholders	$(5,897)	$(23,082)

Weighted average shares outstanding (basic)	21,281	14,664
Dilutive effect of stock options and warrants (3)	-	-
Weighted average shares outstanding (diluted) (3)	21,281	14,664
(Loss) earnings per share (basic)	$(0.28)	$(1.57)
(Loss) earnings per share (diluted)	$(0.28)	$(1.57)

(1)

Results for the year ended October 31, 2016 include the discontinued operation PM Power; there are no results of discontinued operations for the year ended October 31, 2017 as PM Power is not part of the continuing operations of CanniMed.

(2)	Per share data for the 2016 fiscal year has been retroactively adjusted to reflect the impact of a 4:1 share exchange of PPS shares for CanniMed shares.
(3)

For the years ended October 31, 2017 and 2016, there was no effect of applying the treasury-stock method to the weighted average number of shares outstanding as all of the stock options and warrants outstanding were anti- dilutive.

22.	Cash Flow Information

For the years ended October 31,	2017	2016

Trade and other receivables	$70	$402
Inventories	7,756	1,854
Income taxes receivable / payable	-	(510)
Prepaid expenses and deposits	1,125	(1,090)
Accounts payables and accrued liabilities	(1,560)	1,170
Tax	(224)	-
Deferred revenue	35	(31)
Foreign exchange translation	(260)	(2,760)
Change in non-cash working capital	$6,942	$(965)

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

23.	Related party transactions

Key management personnel

Compensation of key management personnel of the Company:

For the years ended October 31,	2017	2016
Salary and short term benefits	$1,049	$527
Share-based payments	534	184
Other long-term benefits	41	17
Total compensation paid to key management personnel	$1,624	$728

The Company’s Executive Leadership Team (consisting of the Chief Executive Officer, Chief Financial Officer, Vice President of Corporate Development and Investor Relations, Chief Research Officer and Vice President of Regulatory Affairs and Business Development) are considered to be Key Management Personnel. In addition, members of the Company’s Board of Directors are included in this definition, as defined by IAS 24, Related Party Disclosures. Compensation of the Company’s key management personnel is determined by the Compensation Committee having regard to the performance of individuals and market trends. Compensation includes salaries, non-cash benefits and board fees.

SubTerra

During 2017, SubTerra and PPS were parties to an Operating Agreement. The purpose of the operating agreement is for SubTerra’s to plant and grow biomass in its Underground Growth Chamber (“UGC)” and to harvest and ship plant biomass which PPS can use to develop a plant based manufacturing platform for the production of medical compounds. Subject to the terms of the Agreement, PPS has agreed to pay SubTerra a flat rate of thirty-five thousand United States Dollars ($35,000 USD) per full month of services rendered and reimbursement of various other expenses incurred by SubTerra that relate to the planting, growth, harvesting and shipping of plant biomass for PPS. During 2017, a total of $0.4 million USD was paid to SubTerra (2016 - $0.4 million USD). These payments are intercompany in nature and are eliminated on the consolidated results of operations of the Company.

Power Purchase Contract

The Company’s Chief Executive Officer is also the Chief Executive Officer of PM Power. In addition, members of the Company’s Board of Directors are shareholders of PM Power and collectively hold, either individually or via organizations that they represent, approximately 51% of the issued and outstanding shares of PM Power.

In connection with the Reorganization noted above, SubTerra entered into an agreement (“the Power Purchase Contract”), pursuant to which PM Power Group, Inc. has agreed to distribute electricity to the SubTerra facility. There have been no transactions between SubTerra and PM Power with respect to the Power Purchase Contract.

Construction Services Agreement

During the second quarter of 2017, SubTerra entered into a Construction Services Agreement (the “Agreement”) whereby PM Power shall provide project management services for the growth chamber expansion project (the “Expansion Project”) occurring at SubTerra’s White Pine facility. Subject to the terms of the Agreement, SubTerra has agreed to pay PM Power a flat rate of thirty-five thousand United States Dollars ($35,000 USD) per full month of services rendered and reimbursement of various other expenses incurred by PM Power that relate to the Expansion Project; a total of $0.2 million USD was paid to PM Power during 2017. This Agreement was terminated during the fourth quarter of 2017.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Loan Agreement

During the third quarter of 2017, PPS (the “Lender”) entered into a Loan Agreement (the “Loan”) with PM Power Group Inc. (the “Borrower”) for one hundred fifty thousand United States Dollars ($150,000 USD), together with interest commencing July 6, 2017 at a rate of 1.25% per month, calculated daily and compounded monthly. The loan was initially scheduled to mature on October 31, 2017; however, an extension was granted to this deadline in exchange for an increased interest rate of 1.75% . Full repayment of the Loan was received in December 2017.

In addition to the Loan, the Borrower was indebted to the Lender in the additional amount of one hundred eight thousand three hundred thirty-five United States Dollars ($108,334 USD) which was repayable in full on or before October 31, 2017. An extension was granted to this deadline and full repayment was received in December 2017.

To secure obligations of the Borrower to pay the principal amount, interest and any and all other amounts owing to the Lender or its affiliates and related parties, the Borrower agreed to grant the Lender a primary security interest over all real and personal property of the Borrower (the “Security”). The Security ranked ahead of any security provided by the Borrower to other parties and shall be further evidenced by a general security agreement. This primary security interest was removed after payment was received in full.

24.	Financial risk management and financial instruments

The Company is exposed to various risks through its financial instruments, as follows:

Capital Management

The Company manages its capital to provide sufficient liquidity for it operating and growth activities. In order to achieve this objective the Company prepares annual budgets and capital requirements to manage its capital structure.

The capital structure of the Company consists of loans and borrowings (Note 15) and equity, comprised of issued capital stock, share-based payments, accumulated and other comprehensive income and retained earnings.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables and convertible debenture receivable) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and derivatives.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. The exposure on trade receivables is minimal since the majority of the amount noted is due from government agencies or insurers. There is no material exposure to credit risk on cash and cash equivalents, accounts receivable or convertible debenture receivable on the statement of financial position.

Liquidity

The Company’s exposure to liquidity risk is dependent on the collection of accounts receivable and the raising of funds to meet commitments and sustain operations. The Company controls liquidity risk by management of working capital, cash flows and the issuance of share capital. The Company has access to lines of credit with available borrowings of $1.5 million at October 31, 2017 and cash and cash equivalents totaling $48.4 million (October 31, 2016 - $2.0 million).

The Company has the following principal payments / commitments at October 31, 2017:

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

					FY 2021
	Total	FY 2018	FY 2019	FY 2020	and after
Demand loans	$250	$250	$-	$-	$-
Long-term debt	10,754	1,108	1,166	1,196	7,284
Debentures *	2,380	1,138	1,138	46	58
Other	340	62	62	62	154
Total	$13,724	$2,558	$2,366	$1,304	$7,496

In addition to the above, at October 31, 2017, the Company had $3.3 million of construction commitments relating to its capital expansion projects.

Market

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency rate risk, interest rate risk and commodity price risk.

Foreign currency risk

Foreign currency risk is the risk to the Company’s earnings that arise from fluctuations of foreign exchange rates, specifically the U.S. Dollar. Currency risk arises as a result of the Company's investment in SubTerra. Management believes this risk is reduced by the fact that this U.S. subsidiary operates in a politically and economically stable foreign country. The Company’s exposure to foreign currency changes is considered to be not material.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the loans and borrowings obligations with floating interest rates. The Company has entered into interest rate swaps to fix its exposure to variable interest rates on approximately one half of its long-term debt. In addition, the Company has a convertible debenture receivable with a fixed interest rate.

Categories of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 and 3 based on the degree to which the fair value measurement are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1 inputs are from quoted prices (unadjusted) in active markets for identical assets and liabilities that the entity can access at the measurement date;

Level 2 inputs are inputs, other than quoted prices included within Level 1 that are observable for assets and liabilities, either directly or indirectly;

Level 3 inputs are the unobservable inputs for assets and liabilities.

The following table provides information with respect to financial instruments held as at:

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

October 31, 2017	Classification	Carrying Amount	Fair Value
Cash and cash equivalents	Loans and receivables	$48,378	$48,378
Accounts receivable	Loans and receivables	$1,065	$1,065
Convertible debenture receivable	Loans and receivables	$1,003	$1,003
Derivative asset (conversion feature)	Other financial asset	$1,771	$1,771
	(“OFA”)
Derivative asset (warrants)	Other financial asset	$1,627	$1,627
	(“OFA”)

Accounts payable and accrued liabilities	Other financial liabilities (“OFL”)	$2,909	$2,909
Derivative instrument liabilities(1)	Fair value through profit or loss	$154	$154
Derivative instrument liabilities(2)	Fair value through profit or loss	-	-
Loans and borrowings	OFL	$13,724	$13,724

October 31, 2016	Classification	Carrying Amount	Fair Value
Cash and cash equivalents	Loans and receivables	$2,002	$2,002
Accounts receivable	Loans and receivables	$1,135	$1,135
Accounts payable and accrued liabilities	Other financial liabilities (“OFL”)	$3,699	$3,699
Derivative instrument liabilities(1)	Fair value through profit or loss	$415	$415
Derivative instrument liabilities(2)	Fair value through profit or loss	$9,673	$9,673
Loans and borrowings	OFL	$29,595	$32,991

(1)	Balance is included within accounts payable and accrued liabilities on the Statement of financial position.
(2)

On the Statement of financial position, related to the convertible debentures noted above, is a non-current derivative liability relating to the conversion to equity feature of the convertible debentures.

There were no transfers between Level 1 and Level 2 during the year.

Derivatives

Interest Rate Swaps

The Company enters into derivative contracts to fix its risk associated with interest rates. At October 31, 2017 and October 31, 2016, the fair value of the following derivatives contracts were included in the statement of financial position in accounts payable and accrued liabilities (Note 14). The derivatives are Level 2 financial instruments.

		October 31, 2017			October 31, 2016

				Sum of			Sum of
				derivative		Derivative	derivative
Interest rate	Average	Notional	Derivative	instrument	Notional	instrument	instrument
swaps	fixed rate	Value	instrument	liabilities	Value	liabilities	liabilities
			liabilities	and notional			and notional
				value			value
	2.88%	$8,135	$154	$8,289	$8,613	$415	$9,028

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Convertible Debenture Receivable

Derivative assets on the Statement of Financial Position are comprised of the conversion feature and warrants associated with the Company’s convertible debenture receivable. These derivates are Level 2 financial instruments.

25.	Comparative Figures

Certain prior period balances have been reclassified to conform to the current period’s financial statement presentation.

26.	Subsequent Events

CanniMed Therapeutics Inc. and Aurora Cannabis Agree to Terms on Friendly Transaction

On January 24, 2018, CanniMed Therapeutics Inc. and Aurora Cannabis Inc. (“Aurora”) (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced that they have entered into a support agreement (the “Support Agreement”) whereby the Board of Directors and the Special Committee of the CanniMed Board have agreed to support a new offer (“New Offer”) made by Aurora for the acquisition of all of the issued and outstanding shares of CanniMed not owned by Aurora.

Under the New Offer, CanniMed shareholders may receive in respect of each CanniMed share, 3.40 Aurora shares or a combination of cash and shares at the election of each CanniMed Shareholder, subject to pro-ration with the maximum aggregate cash consideration of $140 million. Based on an implied Aurora share price of $12.65 and the 3.40 exchange ratio, the New Offer would equate to $43.00, representing a 181% premium over the closing price of CanniMed Shares on November 14, 2017, the last day prior to the public disclosure of Aurora’s intention to pursue a combination with CanniMed, and a 79% increase to the previous offer Cap Price of $24.00.

The total consideration for CanniMed under the New Offer is approximately $1.1 billion based on Aurora’s implied share price of $12.65 and the maximum amount of cash of $140 million. The number of Aurora shares to be issued will be between approximately 72 million (assuming full cash elections) and 84 million (assuming full share elections and no cash elections). Assuming maximum cash elections, each CanniMed shareholder would receive $5.70 in cash and 2.9493 Aurora shares.

Support Agreement

The Support Agreement provides that CanniMed will support the New Offer and will recommend to its shareholders in an amended directors circular that CanniMed Shareholders will tender to the Aurora New Offer. In addition to the foregoing, Aurora will receive customary non-solicitation protection and a right to match any competing proposal made to CanniMed and a break fee payable to Aurora in certain circumstances, together with customary representations and warranties. In addition to the locked-up shareholders certain CanniMed shareholders representing approximately 15% of the issued shares of CanniMed, including Brent Zettl, Chief Executive Officer, have agreed to support the New Offer.

The New Offer and the transaction are subject to customary closing conditions, including Canadian Competition Act Approval.

CanniMed Therapeutics Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Termination of Newstrike Arrangement Agreement

In connection with the New Offer, CanniMed has entered into a termination agreement with Newstrike, terminating the arrangement agreement between Newstrike and CanniMed, resulting in the payment of a $9.5 million break fee paid to Newstrike by Aurora on behalf of the Company.

Conversion of Newstrike Convertible Debenture and Warrants

The Company has notified Newstrike that it intends to convert its convertible debenture receivable into 10,958,904 shares of Newstrike, exercise the warrants to purchase an additional 10,958,904 shares of Newstrike and to liquidate its resulting position in the Newstrike shares in an orderly manner. Proceeds on liquidation will be subject to market conditions at the time the Newstrike shares are offered for sale.

APPENDIX B

CANNIMED’S UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS FOR THE THREE MONTHS ENDED JANUARY 31, 2018 AND 2017

Q1 2018

CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

JANUARY 31, 2018

FOR FURTHER INFORMATION PLEASE CONTACT:

CanniMed Therapeutics Inc.
#1 Plant Technology Road
Saskatoon, Saskatchewan
Canada S7K 3J8

media@cannimed.com

invest@cannimed.com

www.cannimedtherapeutics.com

TRADING SYMBOL:

TSX – CMED

Condensed Consolidated Interim Statements of Financial Position
(In thousands of Canadian dollars - Unaudited)

			January 31,	October 31,
As at		Note	2018	2017

ASSETS
Current assets
Cash and cash equivalents	$		42,321	$48,378
Accounts receivable			749	1,065
Marketable securities		7	13,918	-
Derivative assets		7	11,828	-
Inventories		8	10,322	9,033
Biological assets		9	1,396	1,451
Prepaid expenses and other assets			236	58
			80,770	59,985

Convertible debenture receivable		7	-	1,003
Derivative assets		7	-	3,398
Property, plant and equipment			40,258	38,622
Intangible assets			2,734	2,654
Goodwill			492	492
	$		124,254	$106,154

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	$		10,611	$3,063
Deferred revenue			214	136
Income taxes payable			20	-
Loans and borrowings		10	2,563	2,558
			13,408	5,757

Loans and borrowings		10	9,725	11,166
Deferred income tax liabilities			2,943	57
			12,668	11,223
			26,076	16,980

SHAREHOLDERS' EQUITY
Share capital		12	115,408	109,103
Warrants		12	2	100
Share-based compensation reserves		13	1,177	3,673
Accumulated other comprehensive income			21	52
Accumulated deficit			(18,430)	(23,754)
			98,178	89,174

	$		124,254	$106,154

Subsequent events		19

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved by the Board:

/s/ "Don Ching, LL.B, B.A."	/s/ "Dwayne Lashyn"
Director	Director

Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)
(In thousands of Canadian dollars - Unaudited)

		Three Months Ended
		January 31,	January 31,
	Note	2018	2017
			(As restated - Note 2)

Revenue		$4,818	$3,411

Unrealized gain from changes in fair value of biological assets	9	(3,722)	(2,324)
Inventory expensed to cost of sales		3,224	3,150
Production costs		1,088	759
Cost of sales, net of the unrealized gain on changes in fair value of biological assets		590	1,585
Gross margin, including the unrealized gain on changes in fair value of biological assets		4,228	1,826

Expenses:
General and administrative		1,686	786
Transaction costs		13,088	-
Sales and marketing		1,017	865
Freight and distribution		354	291
Research and development		350	314
Foreign exchange loss		206	44
Research and development tax credits		(28)	(33)
(Gain) loss on derivative instruments	7	(23,604)	2,444
Mark to market loss on marketable securities	7	2,191	-
Depreciation and amortization		239	235
Share-based compensation	13	394	398
		(4,107)	5,344

Earnings (loss) from operations before the following		8,335	(3,518)

Other income		13	114
Interest income		204	1
Finance costs		(322)	(620)
		(105)	(505)

Earnings (loss) before income tax		8,230	(4,023)

Income tax:
Current tax expense		(20)	-
Deferred tax (expense) recovery		(2,886)	143
		(2,906)	143

Net earnings (loss)		$5,324	$(3,880)

Other comprehensive income (loss):

Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustment		(31)	(92)
Comprehensive income (loss)		$5,293	$(3,972)

Net earnings (loss) per share
Basic	14	$0.22	$(0.23)
Diluted	14	$0.22	$(0.23)

Weighted average shares
Basic		24,109	16,909
Diluted		24,533	16,909

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
(In thousands of Canadian dollars - Unaudited)

				Accumulated
			Share-based	other
	Share		compensation	comprehensive	Accumulated	Total
	capital	Warrants	reserves	income	deficit	Equity

Balance - October 31, 2016 (As restated - Note 2)	$22,783	$107	$3,493	$96	$(17,857)	$8,622

Net loss	-	-	-	-	(3,880)	(3,880)
Exchange differences on translating foreign operations	-	-	-	(92)	-	(92)
Total comprehensive loss for the period	-	-	-	(92)	(3,880)	(3,972)

Common shares issued pursuant to initial public offering, including overallotment option, net of issue costs	63,202	-	-	-	-	63,202
Common shares issued pursuant to debenture conversion	21,937	-	-	-	-	21,937
Common shares issued pursuant to warrant exercise	56	(6)	-	-	-	50
Share-based compensation	-	-	398	-	-	398
Balance - January 31, 2017	$107,978	$101	$3,891	$4	$(21,737)	$90,237

Balance - October 31, 2017	109,103	100	3,673	52	(23,754)	89,174
Net earnings	-	-	-	-	5,324	5,324
Exchange differences on translating foreign operations	-	-	-	(31)	-	(31)
Total comprehensive loss for the period	109,103	100	3,673	21	(18,430)	94,467

Common shares issued pursuant to warrant exercise	1,041	(98)	-	-	-	943
Common shares issued pursuant to stock option exercise	5,264	-	(2,890)	-	-	2,374
Share-based compensation	-	-	394	-	-	394
Balance - January 31, 2018	$115,408	$2	$1,177	$21	$(18,430)	$98,178

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
(In thousands of Canadian dollars - Unaudited)

			January 31,	January 31,
			2018	2017
				(As restated - Note 2)
Cash flows (used in) from operating activities
Net earnings (loss)	$		5,324	$(3,880)

Items not affecting cash:
Unrealized gain from changes in fair value of biological assets			(3,722)	(2,324)
Depreciation of property, plant and equipment			547	499
Amortization of intangible assets			41	65
Share-based compensation			394	398
Deferred income tax expense (recovery)			2,886	(143)
(Gain) loss on derivatives			(23,604)	2,444
Market to market loss on marketable securities			2,191	-
Interest payable			322	620
Interest receivable			(204)	(1)
Cash flows used in operating activities before working capital changes			(15,825)	(2,322)
Changes in non-cash working capital		15	9,943	2,562
Cash (used in) from continuing operations			(5,882)	240

Cash flows (used in) from investing activities
Interest received			204	1
Purchase of property, plant and equipment			(1,796)	(339)
Investment in deferred development costs			(123)	(100)
Cash used in investing activities			(1,715)	(438)

Cash flows from financing activities
Proceeds from issuance of common shares, net of issue costs		12	3,317	63,202
Interest paid			(322)	(620)
Repayment of loans and borrowings		10	(1,455)	(1,947)
Repayment of finance leases			-	(8)
Cash from financing activities			1,540	60,627

(Decrease) increase in cash			(6,057)	60,429
Cash, beginning of period			48,378	2,002
Cash and cash equivalents, end of period	$		42,321	$62,431

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

1.	General Information

CanniMed Therapeutics Inc. (“CanniMed”) is a company incorporated in Canada, with its registered and head office located at #1 Plant Technology Road, Saskatoon, SK., Canada, S7K 3J8.

The principal business activities of CanniMed and its subsidiaries (collectively “the Company”) are plant biotechnology research, product development and the production of plant based materials for biopharmaceutical, agricultural and environmental market applications. The Company is a licensed producer and distributor of medical cannabis pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and the Controlled Drugs and Substances Act and its Regulations.

2.	Correction of an Immaterial Error

During the fourth quarter of 2017, the Company completed a review of its inventory and biological asset model (“Model”), including the estimates and assumptions within the Model. During this review, Management identified an immaterial error that impacted 2016 and years prior to 2016. Specifically, opening Inventories and Biological assets in 2016 were overstated by $1.6 million. In addition, in conjunction with this review, a related immaterial tax error was also identified and corrected. Accordingly, the Company recorded an adjustment to opening retained earnings for fiscal 2016. As a result, the Company has restated the Consolidated Statement of Financial Position, Consolidated Statement of Changes in Shareholders’ Equity, Consolidated Statement of Operations and Comprehensive loss and the Consolidated Statement of Cash Flows for fiscal 2016, as reported in the Company’s audited annual financial statements for 2017, and for the quarterly results of fiscal 2017, noted below, to correct the error.

First Quarter 2017

The following table presents the balances previously reported and as restated in the Consolidate Statement of Financial Position and Consolidated Statement of Changes in Shareholders’ Equity as at January 31, 2017:

	As at		As at
	January 31,		January 31,
	2017	Adjustment (1)	2017
	(Previously Reported)		(As Restated)
Inventories	$10,731	$(2,634)	$8,097
Biological assets	$456	$135	$591
Total current assets	$75,622	$(2,499)	$73,123
Deferred tax liability	$(425)	$(98)	$(523)
Accumulated deficit	$(19,140)	$(2,597)	$(21,737)
Total liabilities and shareholders’ equity	$115,308	$(2,499)	$112,809

(1)	Figures are inclusive of adjustments made to the fiscal years 2015 and 2016.

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The following table presents the amounts as previously reported and as restated in the Consolidated Statement of Operations and Comprehensive loss for the three months ended January 31, 2017:

	Three Months Ended		Three Months Ended
	January 31, 2017	Adjustment	January 31, 2017
	(Previously Reported)		(As Restated)
Unrealized gain on changes in fair value of biological assets	$(1,362)	$(962)	$(2,324)
Inventory expensed to cost of sales	$1,522	$1,628	$3,150
Production costs	$832	$(73)	$759
Cost of sales, net of the unrealized gain on changes in fair value of biological assets	$992	$593	$1,585
Gross margin	$2,419	$(593)	$1,826
Loss from operations before tax	$(3,430)	$(593)	$(4,023)
Loss from continuing operations, net of tax	$(3,287)	$(593)	$(3,880)

The Company previously reported a loss per share from operations of $(0.19) for the period ended January 31, 2017. As restated, the loss per share became $(0.23) .

Second Quarter 2017

The following table presents the balances previously reported and as restated in the Consolidate Statement of Financial Position and Consolidated Statement of Changes in Shareholders’ Equity as at April 30, 2017:

	As at		As at
	April 30, 2017	Adjustment (1)	April 30, 2017
	(Previously Reported)		(As Restated)
Inventories	$10,543	$(1,884)	$8,659
Biological assets	$460	$127	$587
Total current assets	$72,137	$(1,757)	$70,380
Deferred tax liability	$-	$(98)	$(98)
Accumulated deficit	$(20,989)	$(1,855)	$(22,844)
Total liabilities and shareholders’ equity	$112,150	$(1,757)	$110,393

(1)	Figures are inclusive of adjustments made to the fiscal years 2015 and 2016.

The following table presents the amounts as previously reported and as restated in the Consolidated Statement of Operations and Comprehensive loss for the three months ended April 30, 2017:

	Three Months Ended		Three Months Ended
	April 30, 2017	Adjustment	April 30, 2017
	(Previously Reported)		(As Restated)
Unrealized gain on changes in fair value of biological assets	$(1,038)	$(701)	$(1,739)
Inventory expensed to cost of sales	$2,075	$32	$2,107
Production costs	$929	$(73)	$856
Cost of sales, net of the unrealized gain on changes in fair value of biological assets	$1,966	$(742)	$1,224
Gross margin	$1,722	$742	$2,464
Loss from operations before tax	$(1,849)	$742	$(1,107)
Loss from continuing operations, net of tax	$(1,849)	$742	$(1,107)

The Company previously reported a loss per share of $(0.08) for the three months ended April 30, 2017. As restated, the loss per share became $(0.05) .

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The following table presents the amounts as previously reported and as restated in the Consolidated Statement of Operations and Comprehensive loss for the six months ended April 30, 2017:

	Six Months Ended		Six Months Ended
	April 30, 2017	Adjustment	April 30, 2017
	(Previously Reported)		(As Restated)
Unrealized gain on changes in fair value of biological assets	$(2,400)	$(1,663)	$(4,063)
Inventory expensed to cost of sales	$3,597	$1,660	$5,257
Production costs	$1,761	$(146)	$1,615
Cost of sales, net of the unrealized gain on changes in fair value of biological assets	$2,958	$(149)	$2,809
Gross margin	$4,141	$149	$4,290
Loss from operations before tax	$(5,279)	$149	$(5,130)
Loss from continuing operations, net of tax	$(5,136)	$149	$(4,987)

The Company previously reported a loss per share of $(0.26) for the six months ended April 30, 2017. As restated, the loss per share became $(0.25) .

Third Quarter 2017

The following table presents the balances previously reported and as restated in the Consolidate Statement of Financial Position and Consolidated Statement of Changes in Shareholders’ Equity as at July 31, 2017:

	As at		As at
	July 31, 2017	Adjustment(1)	July 31, 2017
	(Previously Reported)		(As Restated)
Inventories	$10,552	$(2,372)	$8,180
Biological assets	$640	$164	$804
Total current assets	$67,052	$(2,208)	$64,844
Deferred tax liability	$-	$(98)	$(98)
Accumulated deficit	$(22,345)	$(2,306)	$(24,651)
Total liabilities and shareholders’ equity	$107,661	$(2,208)	$105,453

(1)	Figures are inclusive of adjustments made to the fiscal years 2015 and 2016.

The following table presents the amounts as previously reported and as restated in the Consolidated Statement of Operations and Comprehensive loss for the three months ended July 31, 2017:

	Three Months Ended		Three Months Ended
	July 31, 2017	Adjustment	July 31, 2017
	(Previously Reported)		(As Restated)
Unrealized gain on changes in fair value of biological assets	$(1,450)	$(359)	$(1,809)
Inventory expensed to cost of sales	$2,232	$883	$3,115
Production costs	$1,345	$(73)	$1,272
Cost of sales, net of the unrealized gain on changes in fair value of biological assets	$2,127	$451	$2,578
Gross margin	$2,643	$(451)	$2,192
Loss from operations before tax	$(1,356)	$(451)	$(1,807)
Loss from continuing operations, net of tax	$(1,356)	$(451)	$(1,807)

The Company previously reported a loss per share of $(0.06) for the three months ended April 30, 2017. As restated, the loss per share became $(0.08) .

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The following table presents the amounts as previously reported and as restated in the Consolidated Statement of Operations and Comprehensive loss for the nine months ended July 31, 2017:

	Nine Months Ended		Nine Months Ended
	July 31, 2017	Adjustment	July 31, 2017
	(Previously Reported)		(As Restated)
Unrealized gain on changes in fair value of biological assets	$(3,850)	$(2,022)	$(5,872)
Inventory expensed to cost of sales	$5,829	$2,543	$8,372
Production costs	$3,106	$(219)	$2,887
Cost of sales, net of the unrealized gain on changes in fair value of biological assets	$5,085	$302	$5,387
Gross margin	$6,784	$(302)	$6,482
Loss from operations before tax	$(6,635)	$(302)	$(6,937)
Loss from continuing operations, net of tax	$(6,492)	$(302)	$(6,794)

The Company previously reported a loss per share from operations of $(0.31) for the nine months ended July 31, 2017. As restated, the loss per share became $(0.33) .

3.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements for the three months ended January 31, 2018 and 2017 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), following the same accounting policies and methods of application as those used in preparing the audited consolidated financial statements for the year ended October 31, 2017. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s 2017 annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on March 16, 2018.

Details of the Company’s accounting policies, including future changes, are included in Notes 4 and 5.

Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for biological assets and certain financial instruments, which are measured at fair value.

Historical cost is generally based on the fair value of the consideration given in exchange for assets.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is CanniMed’s functional and presentation currency. The subsidiary located in the United States of America has a U.S. dollar functional currency and the subsidiaries located in Canada have a Canadian dollar functional currency.

Basis of consolidation

These consolidated financial statements incorporate the accounts of CanniMed and entities controlled by it. Control exists when CanniMed has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The accounts of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Specifically, income and expenses of the subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

When the Company loses control of a subsidiary, a gain or loss is recognized in the profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary interest. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities.

At January 31, 2018, the Company had the following wholly-owned subsidiary corporations: Prairie Plant Systems Inc. (operating in Canada), CanniMed Ltd. (operating in Canada), SubTerra (operating in the US), 10420484 Canada Inc. (a holding company operating in Canada) and CanniMed International Ltd. (a holding company incorporated in Canada).

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

4.	Significant accounting policies

These condensed consolidated interim financial statements are prepared, except as noted below (Note 5), using accounting policies consistent with the Company’s annual consolidated financial statements and notes thereto for the year ended October 31, 2017. The accounting policies utilized by Management for the Company and its wholly-owned subsidiaries have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

5.	Accounting standards

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective November 1, 2017. These changes were made in accordance with the applicable transitional provisions.

IAS 7 Statement of Cash Flows

As part of their disclosure initiative, the IASB has issued amendments to IAS 7 Statement of Cash Flows requiring a reconciliation of liabilities arising from financing activities to enable users of the financial statements to evaluate both cash flow and non-cash changes in the net debt of a Company. The amendments to IAS 7 are effective for annual periods beginning on or after January 1, 2017. The Company adopted these amendments in its financial statements for the year beginning on November 1, 2017. The amendments did not have a significant impact on the Company’s consolidated financial statements.

IAS 12 Income Taxes

In January 2016, the IASB issued amendments to IAS 12 to provide clarification on the requirements relating to the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. Adoption of the amendments to IAS 12 is required for the annual period beginning on or after January 1, 2017. The Company adopted these amendments in its financial statements for the year beginning on November 1, 2017. The amendments did not have a significant impact on the Company’s consolidated financial statements.

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Future Changes in Accounting Policies

These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued by the International Accounting Standards Board (“IASB”) which provides a comprehensive framework for recognition, measurement, and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is currently assessing the potential impacts of IFRS 15.

IFRS 9 Financial Instruments

IFRS 9 was issued by IASB in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss and amortized cost. Financial liabilities held-for-trading are measured at fair value through profit or loss, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently assessing the potential impact of IFRS 9.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, and a lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. The Company is currently assessing the potential impact of IFRS 16.

IFRS 2 Share-Based Payment

In June 2016, the IASB issued amendments to IFRS 2. These amendments provide clarification on how to account for certain types of share-based payment transactions. The amendments are effective for the annual period beginning on or after January 1, 2018. The extent of the impact of the adoption of the amendments has not yet been determined.

6.	Critical accounting estimates and judgements:

The preparation of the consolidated financial statements in conformity with IFRS requires Management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Valuation of biological assets and inventories

Biological assets consisting of cannabis plants are measured at fair value less costs to sell up to the point of harvest.

Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis plants up to the point of harvest, costs to convert the harvested plants to finished goods, sales price, risk of loss, expected remaining future yields for the plants, and estimating values during the growth cycle.

The valuation of biological assets at the point of harvest is the cost basis for all cannabis based inventory and thus any critical estimates and judgements related to the valuation of biological assets are also applicable for inventory. The valuation of work in process and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount for the inventory. The Company must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged. See Note 9 for additional information with respect to the estimates contained within biological assets.

Estimated useful lives and amortization of property plant and equipment and intangible assets

Amortization of property, plant and equipment and finite-life intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Impairment of goodwill, intangibles and long-lived assets

Determining whether impairment relating to goodwill, intangibles and long-lived assets exists requires an estimation of the recoverable amount of cash generating units (“CGUs”). Determining a CGU’s recoverable amount requires the determination of the higher of the value in use of the CGU and the fair value less cost to sell of the CGU. The determination of the recoverable amount requires the Company to estimate future cash flows, discount rates and salvage values, as applicable.

Convertible debenture receivable and associated financial instruments

Management is required to make many estimates when determining the valuation of its convertible debenture receivable. The valuation of the convertible debenture receivable, and the associated conversion feature and warrants (which comprise the Derivative asset on the Statement of Financial Position), requires the use of option pricing models that involve various estimates and assumptions.

Share-based compensation

In calculating the share-based compensation expense, key estimates such as the value of the common shares, the rate of forfeiture of options granted, the expected life of the option and the risk-free interest rate are used.

Warrants

In calculating the value of the warrants, key estimates such as the value of the common shares and the risk-free interest rate are used.

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Taxes

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

7.	Marketable securities and Convertible debenture

(a)	Marketable securities

During 2017, a subsidiary of CanniMed purchased a secured convertible debenture (the “Debenture”) in the principal amount of $4.0 million from Newstrike Resources Ltd. (TSXV: HIP, “Newstrike”). On January 24, 2018, the Debenture was converted into 10,958,904 common shares of Newstrike at a conversion price of $0.365 per common share. At January 31, 2018, the Company had 10,958,904 common shares of Newstrike with a value of $13.9 million (October 31, 2017 – NA).

	JAN 31,	OCT 31,
	2018	2017

Conversion from convertible debenture receivable (Note 7(b))	$1,003	$-
Transfer from derivative assets (Note 7(c))	15,106	-
Marketable securities, inception value	16,109	-
Mark to market loss	(2,191)
Marketable securities, end of period	$13,918	$-

The change in the fair value of the Company’s Marketable securities from the date of conversion to January 31, 2018 was a decrease of $2.1 million (Year ended October 31, 2017 - $nil). This loss has been recorded in the Statement of Operations.

(b)	Convertible debenture receivable

		JAN 31,	OCT 31,
		2018	2017
Principal amount at issuance	$	N/A	$4,000
Carrying value, beginning of period		1,003	N/A
Fair value of conversion feature adjustment, inception (Note 7(c))		N/A	(1,573)
Fair value of warrants, inception (Note 7(c))		N/A	(1,452)
Interest receivable attributable to effective interest method (1)		-	28
Conversion into common shares of Newstrike (Note 7(a))		(1,003)	N/A
Convertible debenture receivable, end of period		$-	$1,003

(1)	Effective interest rate of 22%.

Subsequent to January 31, 2018, the Company exercised its warrants to purchase an additional 10,958,904 shares of Newstrike (Note 7(c)). Subsequent to January 31, 2018 (Note 19), all of the Company’s shares in Newstrike were sold.

(c)	Derivative assets

Derivative assets comprise the conversion feature of the Debenture and the warrants associated with the debenture.

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Conversion Feature of Debenture

The fair value of the conversion feature was calculated as follows:

	JAN 24,	OCT 31,
	2018	2017

Fair value of conversion feature, beginning of period	$1,771	$1,573
Mark to market derivative gain	13,335	198
Transfer to Marketable securities (Note 7(a))	(15,106)	-
Fair value of conversion feature, end of period	$-	$1,771

Warrants

The fair value of Newstrike warrants was calculated as follows:

	JAN 31,	OCT 31,
	2018	2017

Fair value of warrants, beginning of period	$1,627	$1,452
Mark to market derivative gain	10,201	175
Total derivative asset, end of period	$11,828	$1,627

The change in the fair value of the warrants resulted in a decrease in the Company’s net loss, due to an increase of $10.2 million in the fair value for the three months ended January 31, 2018 (Year ended October 31, 2017 – increase of $0.2 million).

Black-Scholes Assumptions (Warrants)

The fair value of the conversion feature and common share purchase warrants were determined using the Black-Scholes option pricing model under the following assumptions:

	JAN 31,	OCT 31,
	2018	2017
Expected dividend yield (%)	0%	0%
Average risk-free interest rate (%)	1.9%	1.5%
Expected life (years)	2.6	2.9
Expected volatility (%) (1)	142.7%	72.0%

(1)	Based on historical volatility.

(d)	Convertible debenture payable

During the first quarter of 2017, $11.3 million of the Company’s convertible debentures were converted to equity. These conversions resulted in a loss on derivative instruments of $2.4 million attributable to the increased value of the embedded derivative liability relating to the conversion to equity option contained within the convertible debentures. This option expired at the end of the first quarter of 2017.

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

8.	Inventories

	JAN 31,	OCT 31,
	2018	2017
Finished goods	$9,767	$8,533
Materials and supplies	555	500
	$10,322	$9,033

Inventories expensed through cost of sales during the three-month period ended January 31, 2018 were $3.2 million (Q1 2017 - $3.2 million).

9.	Biological assets

Biological assets consist of medical cannabis plants.

	JAN 31,	OCT 31,
	2018	2017
Biological assets, beginning of year	$1,451	$481
Change in fair value due to biological transformation	3,667	9,780
Transfers to inventory upon harvest	(3,722)	(8,810)
Biological assets, end of period	$1,396	$1,451

All plants are harvested for the sale of consumable product and take approximately fourteen to sixteen weeks to grow prior to harvest.

The significant assumptions and estimates used in determining the fair value of biological assets are as follows:

•	wastage of plants based on their various stages of biological transformation;
•	fair value less cost to sell at the point of harvest;
•	amounts of depreciation and overhead incurred and allocated to biological assets.

10.	Loans and borrowings

		JAN 31,	OCT 31,
		2018	2017
Current portion
Line of credit	(a)	$-	$-
Capital loan (4.20%, based on interest at the Bank’s Prime rate plus 1.00% per annum).		219	250
Term loans	(b)	1,133	1,108
Debentures	(c)	1,138	1,138
Other	(d)	73	62
		$2,563	$2,558
Non-current liabilities
Term loans	(b)	$9,351	$9,646
Debentures	(c)	138	1,241
Other	(d)	236	279
		$9,725	$11,166
Total loans and borrowings		$12,288	$13,724

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(a)	Demand loans

Line of Credit

The Company has access to a Canadian and US operating line of credit with a maximum of $1.0 million (October 31, 2017 - $1.0 million) and $0.5 million (October 31, 2017 - $0.5 million), respectively. These operating lines of credit were undrawn as at January 31, 2018 and October 31, 2017.

(b)	Term loans

	JAN 31,	OCT 31,
	2018	2017

2.83% to 2.94% capital loan, due for renewal November 2018 (1)	$8,013	$8,135
Capital loan, payable in blended monthly instalments of $60, due for renewal November 2018 (4.95%, based on interest at the Bank’s Prime rate plus 1.75% per annum).	2,471	2,619
	10,484	10,754
Current Portion	(1,133)	(1,108)
	$9,351	$9,646

(1)	The derivative instrument liabilities on the capital loan are included in accounts payable and accrued liabilities $0.1 million (October 31, 2017 - $0.2 million), as disclosed in Note 17.

Covenants

At January 31, 2018 and October 31, 2017, the Company is bound by and has met all covenants on its credit facilities.

(c)	Debentures

	JAN 31,	OCT 31,
	2018	2017

Debentures, 12% interest	$184	$195
Debentures, 5% interest	1,092	2,184
	1,276	2,379
Current Portion	(1,138)	(1,138)
	$138	$1,241

(d)	Other

	JAN 31,	OCT 31,
	2018	2017

Various loans, interest at 5.1% to 7.04%, payable in monthly instalments of $5 US with varying due dates.	$309	$341
Current portion	(73)	(62)
	$236	$279

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

11.	Commitments and contingencies

Legal claims and Regulatory Matters

There were no existing claims or regulatory matters against the Company that could have a material impact on the consolidated financial statements as at January 31, 2018 or October 31, 2017. The Company is occasionally named as a party in various claims and legal proceedings that arise during the normal course of its business. The Company reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Company’s favor or that such claims may not have a material effect on the Company. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Company responds as required.

Other

At January 31, 2018, the Company had approximately $1.6 million of construction commitments (October 31, 2017 - $3.3 million) relating to its capital expansion projects.

12.	Share capital

Authorized

At October 31, 2017, the authorized share capital of the Company consists of Class “A” common shares. The rights, privileges, restrictions and conditions attached to each series of shares are determined by the Board of Directors at the time of creation of such series. The common shares of the Company are entitled to vote at all meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

Issued			Number of
	Note		Common Shares	Consideration
Outstanding, October 31, 2017			22,964,927	$109,103
Exercise of warrants	12	(a)	171,801	1,041
Exercise of stock options	12	(b)	1,619,927	5,264
Outstanding, January 31, 2018			24,756,655	$115,408

Issuance of shares

(a)	Exercise of Warrants

During the three months ended January 31, 2018, CanniMed issued 171,801 common shares upon exercise of warrants. Subsequent to January 31, 2018, an additional 2,728 common shares were issued upon exercise of warrants.

(b)	Exercise of Stock Options

During the first quarter of 2018, CanniMed issued 1,619,927 common shares upon exercise of stock options (Note 13). Subsequent to January 31, 2018, an additional 507,862 common shares were issued upon the exercise of stock options.

13.	Share-based compensation

The Company has established a stock option plan under which common share purchase options may be granted to directors, officers and key employees. The maximum number of common shares available for option under the stock option plan is outlined in the stock options agreement. Options granted have an exercise price comparable to the market prices of CanniMed shares, as determined by the Company’s Board of Directors. All options are settled by physical delivery of shares. Vesting periods of options granted under the Company’s stock option plan vary on a grant by grant basis, at the discretion of the Company’s Board of Directors.

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The following table summarizes movements in stock options during the period ended January 31, 2018 and the year ended October 31, 2017:

	January 31, 2018		October 31, 2017
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Beginning of year	2,217,789	$2.66	2,532,788	$1.95
Granted	-	-	180,000	$9.64
Forfeited	(80,000)	$9.64	(20,000)	$4.68
Exercised	(1,619,927)	$1.43	(474,999)	$1.43
Expired	-	-	-	-
End of period	517,862	$5.33	2,217,789	$2.66
Exercisable	517,862	$5.33	1,855,121	$1.79

The weighted average market share price at the date of exercise for stock options exercised during the period ended January 31, 2018 was $20.55.

For stock options outstanding at January 31, 2018, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options Outstanding			Options Exercisable (Vested)

			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Exercise		Average	Exercise
Option Price Per Share	Quantity	Remaining Life	Price	Quantity	Remaining Life	Price

$1.01 - $1.68	53,800	0.75	$1.68	53,800	0.75	$1.68
$1.69 - $4.68	364,062	0.75	$4.68	364,062	0.75	$4.68
$4.69 - $9.64	100,000	4.61	$9.64	100,000	4.61	$9.64
	517,862	1.49	$5.33	517,862	1.49	$5.33

The foregoing options have expiry dates ranging from October 31, 2018 to September 8, 2022. During the first quarter of 2018, in conjunction with the proposed acquisition of CanniMed by Aurora, CanniMed’s Board of Directors approved a resolution that accelerated the vesting of all unvested stock options, making them fully exercisable by the holders.

There were no stock options granted during the first quarter of 2018. The weighted average fair value of stock options granted during 2017 was $3.30 and was estimated using the Black-Scholes option pricing model with assumptions of a 5.0 year weighted average expected option life, a five percent expected forfeiture rate, 44 percent volatility and an interest rate 1.6 percent.

Share-based compensation for the three months ended January 31, 2018 was $0.4 million (Q1 2017 - $0.4 million).

The expected volatility used in the Black-Scholes option pricing model is based on this historical volatility of the Company’s shares over the weighted average expected option life.

Subsequent to January 31, 2018, a total of 0.5 million stock options have been exercised.

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

14.	Earnings (loss) per share

Earnings (loss) per share for the three months ended January 31, 2018 and 2017 was calculated based on the following:

Continuing operations

For the three months ended January 31,	2018	2017

Net earnings (loss) attributable to common shareholders	$5,324	$(3,880)

Weighted average shares outstanding (basic)	24,109	16,909
Dilutive effect of stock options and warrants	424	-
Weighted average shares outstanding (diluted)	24,533	16,909
Earnings (loss) per share (basic)	$0.22	$(0.23)
Earnings (loss) per share (diluted)	$0.22	$(0.23)

Included in the computation of diluted earnings per share for the period ended January 31, 2018 were stock options and warrants outstanding on 0.4 million common shares with an average exercise price less than the average market price of the Company’s common shares.

For the three months ended January 31, 2017, there was no effect of applying the treasury-stock method to the weighted average number of shares outstanding as all of the stock options and warrants outstanding were anti-dilutive.

15.	Cash Flow Information

For the three months ended January 31,	2018	2017

Trade and other receivables	$316	$(715)
Inventories	2,488	2,096
Prepaid expenses and deposits	(178)	1,029
Accounts payables and accrued liabilities	6,984	28
Tax	20	-
Deferred revenue	78	36
Foreign exchange translation	235	88
Change in non-cash working capital	$9,943	$2,562

16.	Related party transactions

Power Purchase Contract

The Company’s Chief Executive Officer is also the Chief Executive Officer of PM Power. In addition, members of the Company’s Board of Directors are shareholders of PM Power and collectively hold, either individually or via organizations that they represent, a minority interest in the issued and outstanding shares of PM Power.

SubTerra and PM Power are parties to an agreement (“the Power Purchase Contract”), pursuant to which PM Power Group, Inc. has agreed to distribute electricity to the SubTerra facility. There have been no transactions between SubTerra and PM Power with respect to the Power Purchase Contract.

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Non-core asset sale

Subsequent to January 31, 2018 (Note 19), as a result of the acquisition of CanniMed by Aurora, an agreement was reached by the Company to sell certain non-core assets to the Company’s Chief Executive Officer. These assets consist of:

•	80.1% of its shares in SubTerra;
•	80.1% of certain plant based protein research; and
•	certain assets relating to its fruit tree business.

Proceeds from the sale will total $1.0 million. At January 31, 2018, the net carrying value of these assets was $2.4 million; as such, this transaction will result in a loss on sale.

17.	Financial risk management and financial instruments

The Company is exposed to various risks through its financial instruments, as follows:

Capital Management

The Company manages its capital to provide sufficient liquidity for it operating and growth activities. In order to achieve this objective the Company prepares annual budgets and capital requirements to manage its capital structure. The capital structure of the Company consists of loans and borrowings (Note 10) and equity, comprised of issued capital stock, share-based payments, accumulated and other comprehensive income and retained earnings.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables and convertible debenture receivable) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and derivatives.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. The exposure on trade receivables is minimal since the majority of the amount noted is due from government agencies or insurers. There is no material exposure to credit risk on cash and cash equivalents, accounts receivable or convertible debenture receivable on the statement of financial position.

Liquidity

The Company’s exposure to liquidity risk is dependent on the collection of accounts receivable and the raising of funds to meet commitments and sustain operations. The Company controls liquidity risk by management of working capital, cash flows and the issuance of share capital. The Company has access to lines of credit with available borrowings of $1.5 million at January 31, 2018 and cash and cash equivalents totaling $42.3 million (October 31, 2017 - $48.4 million). Other than the scheduled principal payments of debt, the principal payments / commitments of the Company have not materially changed since those disclosed within the consolidated financial statements as at October 31, 2017.

Market

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency rate risk, interest rate risk and commodity price risk.

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Foreign currency risk

Foreign currency risk is the risk to the Company’s earnings that arise from fluctuations of foreign exchange rates, specifically the U.S. Dollar. Currency risk arises as a result of the Company's investment in SubTerra. Management believes this risk is reduced by the fact that this U.S. subsidiary operates in a politically and economically stable foreign country. The Company’s exposure to foreign currency changes is considered to be not material.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the loans and borrowings obligations with floating interest rates. The Company has entered into interest rate swaps to fix its exposure to variable interest rates on approximately one half of its long-term debt. In addition, the Company has a convertible debenture receivable with a fixed interest rate.

Categories of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 and 3 based on the degree to which the fair value measurement are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1 inputs are from quoted prices (unadjusted) in active markets for identical assets and liabilities that the entity can access at the measurement date;

Level 2 inputs are inputs, other than quoted prices included within Level 1 that are observable for assets and liabilities, either directly or indirectly;

Level 3 inputs are the unobservable inputs for assets and liabilities.

The following table provides information with respect to financial instruments held as at:

January 31, 2018	Classification	Carrying Amount	Fair Value
Cash and cash equivalents	Loans and receivables	$42,321	$42,321
Accounts receivable	Loans and receivables	$749	$749
Marketable securities	Held for trading	$13,918	$13,918
Derivative asset (warrants)	Other financial asset (“OFA”)	$11,828	$11,828

Accounts payable and accrued liabilities	Other financial liabilities (“OFL”)	$10,525	$10,525
Derivative instrument liabilities (1)	Fair value through profit or loss	$86	$86
Loans and borrowings	OFL	$12,288	$12,288

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

October 31, 2017	Classification	Carrying Amount	Fair Value
Cash and cash equivalents	Loans and receivables	$48,378	$48,378
Accounts receivable	Loans and receivables	$1,065	$1,065
Convertible debenture receivable	Loans and receivables	$1,003	$1,003
Derivative asset (conversion feature)	Other financial asset (“OFA”)	$1,771	$1,771
Derivative asset (warrants)	Other financial asset (“OFA”)	$1,627	$1,627

Accounts payable and accrued liabilities	Other financial liabilities (“OFL”)	$2,909	$2,909
Derivative instrument liabilities(1)	Fair value through profit or loss	$154	$154
Loans and borrowings	OFL	$13,724	$13,724

(1)	Balance is included within accounts payable and accrued liabilities on the Statement of financial position.

There were no transfers between Level 1 and Level 2 during the year.

Derivatives

Interest Rate Swaps

The Company enters into derivative contracts to fix its risk associated with interest rates. At January 31, 2018 and October 31, 2017, the fair value of the following derivatives contracts were included in the statement of financial position in accounts payable and accrued liabilities. The derivatives are Level 2 financial instruments.

		January 31, 2018			October 31, 2017

				Sum of			Sum of
				derivative		Derivative	derivative
Interest rate	Average	Notional	Derivative	instrument	Notional	instrument	instrument
swaps	fixed rate	Value	instrument	liabilities	Value	liabilities	liabilities
			liabilities	and notional			and notional
				value			value
	2.88%	$8,013	$86	$8,099	$8,135	$154	$8,289

Convertible Debenture Receivable

Derivative assets on the Statement of Financial Position are comprised of the conversion feature and warrants associated with the Company’s convertible debenture receivable. These derivates are Level 2 financial instruments.

18.	Comparative Figures

Certain prior period balances have been reclassified to conform to the current period’s financial statement presentation.

CanniMed Therapeutics Inc.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended January 31, 2018
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

19.	Subsequent Events

Aurora Cannabis Announces Success in Bid for CanniMed Therapeutics through the Take-Up of Shares

On March 9, 2018, Aurora Cannabis Inc. (“Aurora”) announced that it has been successful in its offer (the “Offer”) for the issued and outstanding common shares of the Company.

The number of CanniMed common shares (the “CanniMed Shares”) tendered as at the close of business on March 8, 2018 totals 17,847,341, representing approximately 70.66% of the total outstanding CanniMed Shares on a fully diluted basis. All of the conditions to the Offer having been met, Aurora will take up the tendered CanniMed Shares and pay for those shares as soon as possible, and in any event not later than 3 business days after the CanniMed Shares are taken up.

In addition, pursuant to applicable Canadian securities laws requiring Aurora to extend its Offer, Aurora has extended the period shareholders of CanniMed have to tender their shares under the Offer by 15 days to 11:59 pm (Pacific Time) March 25, 2018.

Newstrike Warrants

Subsequent to January 31, 2018, the Company exercised its Newstrike warrants and completed the sale of all of its common shares in Newstrike.

Sale of non-core assets

Subsequent to January 31, 2018, the Company completed sales of its SubTerra division, Fruit Tree business and certain plant based protein research to a related party. At January 31, 2018, the net carrying value of these assets was $2.4 million; as such, this transaction will result in a loss on sale.

Merger and Acquisition Activity

With respect to the Company’s acquisition by Aurora, additional expenditures incurred for investment bankers, legal, consulting and bonuses are estimated to be between $29 and $31 million.

APPENDIX C

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF AURORA
CANNABIS INC.

AURORA CANNABIS INC.
Pro forma Interim Consolidated Statement of Financial Position
As at December 31, 2017
(Unaudited – In thousands of Canadian dollars)

					Pro forma	Pro forma
	Aurora	CanniMed	Notes		Adjustments	Consolidated
	$	$			$	$
Assets
Current
Cash and cash equivalents	350,841	42,321	3	(a)	(149,500)	237,349
			3	(a)	(5,973)
			3	(a)	(340)
Short-term investments	908	-			-	908
Accounts receivable	6,991	749	3	(a)	1,022	8,762
Marketable securities	76,400	13,918	3	(a)	5,651	80,170
			3	(a)	(15,799)
Derivative assets	-	11,828			-	11,828
Inventory	15,310	10,322	3	(a)	(440)	25,192
Biological assets	5,871	1,396			-	7,267
Loans receivable	3,384	-			-	3,384
Prepaid and other current assets	1,328	236			-	1,564
	461,033	80,770			(165,379)	376,424

Property, plant and equipment	117,251	40,258	3	(a)	(5,017)	152,492
Derivatives	3,942	-			-	3,942
Investment in associates	24,152	-	3	(a)	213	24,365
Intangible assets	59,552	2,734	3	(a)	(1,586)	60,700
Goodwill	65,868	492	3	(a)	(492)	834,396
			3	(a)	768,528
Deposits	596	-			-	596

Total assets	732,394	124,254			596,267	1,452,915

Liabilities
Current
Accounts payable and accrued liabilities	22,030	10,611	3	(a)	(87)	72,774
			3	(b)	9,000
			3	(b)	31,000
			3	(c)	220
Deferred revenue	1,563	214			-	1,777
Special warrant subscriptions	111,009	-			-	111,009
Finance lease	73	-			-	73
Income taxes payable	-	20				20
Loans and borrowings	-	2,563			-	2,563
Contingent consideration payable	23,832	-			-	23,832
	158,507	13,408			40,133	212,048

Finance lease	244	-			-	244
Loans and borrowings	-	9,725	3	(a)	(310)	9,415
Deferred gain on derivative	1,777	-			-	1,777
Deferred tax liability	16,280	2,943			-	19,223
	176,808	26,076			39,823	242,707

Shareholders’ equity
Share capital	532,673	115,408	3	(a)	695,164	1,227,617
			3	(a)	(115,408)
			3	(c)	(220)
Reserves	32,834	1,200	3	(a)	(1,200)	32,858
			3	(a)	(322)
			3	(a)	346
Deficit	(16,714)	(18,430)	3	(a)	18,430	(57,060)
			3	(a)	(346)
			3	(b)	(9,000)
			3	(b)	(31,000)
Total equity attributable to Aurora shareholders	548,793	98,178			556,444	1,203,415
Non-controlling interest	6,793	-			-	6,793
Total equity	555,586	98,178			556,444	1,210,208

Total liabilities and equity	732,394	124,254			596,267	1,452,915

See accompanying notes to the unaudited pro forma interim consolidated financial statements.

AURORA CANNABIS INC.
Pro forma Interim Consolidated Statement of Comprehensive Income (Loss)
Six months ended December 31, 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

				Pro forma	Pro forma
	Aurora	CanniMed	Notes	Adjustments	Consolidated
	$	$		$	$
Revenue	19,949	9,636		-	29,585

Unrealized gain on changes in fair value of biological assets	(9,844)	(9,652)		-	(19,496)
Unrealized loss on changes in fair value on sale of inventory	6,587	-		-	6,587
Inventory expensed to cost of sales	7,909	9,127		-	17,036
Production costs	-	1,561		-	1,561
Cost of sales	4,652	1,036		-	5,688

Gross profit	15,297	8,600		-	23,897

Expenses
General and administration	10,561	3,597		-	14,158
Sales and marketing	8,804	2,844		-	11,648
Research and development	279	1,167		-	1,446
Acquisition and project evaluation costs	2,096	13,088		-	15,184
Share of loss from investment in associate	52	-		-	52
Depreciation and amortization	1,094	378		-	1,472
Share-based payments	9,942	616		-	10,558
	32,828	21,690		-	54,518

Loss from operations	(17,531)	(13,090)		-	(30,621)

Other income (expense)
Interest and other income	1,355	462		-	1,817
Finance and other costs	(3,676)	(547)		-	(4,223)
Foreign exchange	264	(68)		-	196
Unrealized gain on debenture	6,937	-		-	6,937
Unrealized gain on marketable securities	3,700	(2,191)		-	1,509
Unrealized gain on derivative	23,603	24,016		-	47,619
	32,183	21,672		-	53,855

Income before income taxes	14,652	8,582		-	23,234

Income tax expense
Current	(38)	(20)		-	(58)
Deferred, net	(3,859)	(2,643)		-	(6,502)
	(3,897)	(2,663)		-	(6,560)

Net income	10,755	5,919		-	16,674

Net income (loss) attributable to:
Shareholders of Aurora	11,282	5,919		-	17,201
Non-controlling interest	(527)	-		-	(527)

Net income per share:
Basic	$0.03	$0.25			$0.04
Diluted	$0.03	$0.24			$0.04

Weighted average number of shares outstanding:
Basic	392,386,415	24,109,000			464,799,355
Diluted	398,670,592	24,533,000			471,670,425

See accompanying notes to the unaudited pro forma interim consolidated financial statements.

AURORA CANNABIS INC.
Pro forma Consolidated Statement of Comprehensive Loss
Twelve months ended June 30, 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

				Pro forma	Pro forma
	Aurora	CanniMed	Notes	Adjustments	Consolidated
	$	$		$	$
Revenue	18,067	15,031		-	33,098

Unrealized gain on changes in fair value of biological assets	(7,469)	(4,294)		-	(11,763)
Inventory expensed to cost of sales	3,472	7,523		-	10,995
Production costs	6,008	2,581		-	8,589
Cost of sales	2,011	5,810		-	7,821

Gross profit	16,056	9,221		-	25,277

Expenses
General and administration	6,813	4,438		-	11,251
Sales and marketing	10,270	5,228		-	15,498
Research and development	314	1,096		-	1,410
Acquisition and project evaluation costs	1,551	-	3(b)	9,000	10,551
Depreciation and amortization	716	1,081		-	1,797
Share-based payments	7,584	960		-	8,544
	27,248	12,803		9,000	49,051

Loss from operations	(11,192)	(3,582)		(9,000)	(23,774)

Other income (expense)
Interest and other income	861	516		-	1,377
Finance and other costs	(6,582)	(1,942)		-	(8,524)
Foreign exchange	(215)	(609)		-	(824)
Unrealized loss on debenture	(1,135)	-		-	(1,135)
Unrealized gain (loss) on marketable securities	1,334	-	3(a)	(346)	988
Unrealized loss on derivative	(335)	(10,446)		-	(10,781)
	(6,072)	(12,481)		(346)	(18,899)

Loss before income taxes	(17,264)	(16,063)		(9,346)	(42,673)

Income tax recovery
Current	19	-		-	19
Deferred, net	4,277	680		-	4,957
	4,296	680		-	4,976

Net loss from continuing operations	(12,968)	(15,383)		(9,346)	(37,697)
Net loss from discontinued operations	-	(13,247)		-	(13,247)

Net loss	(12,968)	(28,630)		(9,346)	(50,944)

Net loss per share:
Basic and diluted	$(0.05)	$(1.26)			$(0.14)

Weighted average number of shares outstanding:
Basic and diluted	279,029,226	22,741,000			351,442,166

See accompanying notes to the unaudited pro forma consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Pro forma Consolidated Financial Statements
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Description of the Transaction

On November 13, 2017, Aurora Cannabis Inc. (“Aurora” or the “Company”) submitted a proposal to the board of directors of CanniMed Therapeutics Inc. (“CanniMed”) to acquire all of the issued and outstanding shares of CanniMed (the “Acquisition”), a licensed producer and distributor of medical cannabis pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). CanniMed is involved in plant biotechnology research, product development and the production of plant-based materials for biopharmaceutical, agricultural and environmental market applications. CanniMed’s and Aurora’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CMED” and “ACB”, respectively.

On January 24, 2018, the Company and CanniMed entered into a support agreement whereby the Board of Directors (the “CanniMed Board”) and the Special Committee of the CanniMed Board agreed to support a new offer (the “New Offer”) made by Aurora for the acquisition of all of the issued and outstanding CanniMed common shares not owned by Aurora.

Pursuant to the New Offer, Aurora will acquire all of the issued and outstanding shares of CanniMed on the basis that each CanniMed shareholder has the right to elect to receive for each CanniMed share (i) 3.40 common shares of Aurora; (ii) $0.43 in cash; or (iii) any combination of cash and shares subject to pro-ration with a maximum aggregate cash consideration of $140,000. The exchange ratio represents a maximum of $43.00 per share and a premium of 181% over the closing price of CanniMed shares on November 14, 2017, the day prior to Aurora’s announcement of its intention to pursue a combination with CanniMed.

On March 15, 2018 Aurora acquired approximately 84.4% of CanniMed’s common shares pursuant to the New Offer. On March 26, 2018, Aurora acquired an additional 8.7% of CanniMed’s common shares will acquire the remaining outstanding shares not tendered to the New Offer through a compulsory share acquisition pursuant to the Canada Business Corporations Act. CanniMed shareholders will have the opportunity to receive the same consideration in the subsequent acquisition transaction as they were entitled to receive from the New Offer. Aurora previously held 2.8% of  CanniMed’s common shares purchased in the open market.

2.	Basis of Presentation

The unaudited pro forma consolidated statement of financial position as at December 31, 2017, the unaudited pro forma interim consolidated statement of comprehensive income (loss) for the six months ended December 31, 2017, and the unaudited pro forma consolidated statement of comprehensive income (loss) for the twelve months ended June 30, 2017 of Aurora were prepared in compliance with National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) to reflect the Company’s proposal to purchase all of CanniMed’s issued and outstanding common shares.

The unaudited pro forma consolidated statement of financial position and the unaudited pro forma consolidated statements of comprehensive income (loss) of Aurora are comprised of information derived from:

•	the unaudited condensed interim consolidated financial statements of Aurora for the three and six months ended December 31, 2017;

•	the audited consolidated financial statements of CanniMed for the year ended October 31, 2017;

•	the unaudited condensed interim consolidated financial statements of CanniMed for the three months ended January 31, 2018;

•	the audited consolidated financial statements of Aurora for the year ended June 30, 2017;

•	the unaudited condensed interim consolidated financial statements of CanniMed for the three and nine months ended July 31, 2017;

•	the audited consolidated financial statements of CanniMed for the year ended October 31, 2016; and

•	the unaudited condensed interim consolidated financial statements of CanniMed for the three and nine months ended July 31, 2016.

AURORA CANNABIS INC.
Notes to the Pro forma Consolidated Financial Statements
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

2.	Basis of Presentation (Continued)

The unaudited pro forma consolidated financial statements do not include all of the information disclosures required by International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Aurora as at and for the three and six months ended December 31, 2017, the audited consolidated financial statements of Aurora for the year ended June 30, 2017, the unaudited condensed interim consolidated financial statements of CanniMed for the three months ended January 31, 2018, and the audited consolidated financial statements of CanniMed for the year ended October 31, 2017.

The pro forma consolidated statement of comprehensive loss for the twelve months ended June 30, 2017 and for the six months ended December 31, 2017 of CanniMed has been constructed using the audited consolidated financial statements of CanniMed for the twelve months ended October 31, 2017, the unaudited condensed interim consolidated financial statements for the three months ended January 31, 2018, the unaudited condensed interim consolidated financial statements of CanniMed for the three and nine months ended July 31, 2017, the audited consolidated financial statements of CanniMed for the year ended October 31, 2016 and the unaudited condensed interim consolidated financial statements of CanniMed for the nine months ended July 31, 2016.

The unaudited pro forma interim consolidated statement of financial position gives effect to the acquisition of CanniMed as if it had occurred on December 31, 2017. The unaudited pro forma consolidated statements of comprehensive loss for the six months ended December 31, 2017 and the twelve months ended June 30, 2017 give effect to the acquisition as if it had occurred at July 1, 2016.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are consistent with those described in the audited consolidated financial statements of Aurora for the year ended June 30, 2017. There were no adjustments necessary to align CanniMed’s accounting policies with Aurora’s accounting policies. Certain historical CanniMed amounts have been reclassified to conform to Aurora’s presentation.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations that would have occurred had the acquisition of CanniMed been effected on the dates indicated, nor are the unaudited pro forma consolidated financial statements indicative of future periods. Actual amounts recorded upon consummation of the acquisition will differ from such unaudited pro forma consolidated financial statements. Since the pro forma consolidated financial statements have been developed to retroactively show the effect of a transaction that is expected to complete at a later date, there are limitations inherent in the very nature of such pro forma data.

AURORA CANNABIS INC.
Notes to the Pro forma Consolidated Financial Statements
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Pro forma Consolidation Adjustments

The unaudited pro forma interim consolidated statement of financial position of Aurora as at December 31, 2017 has been adjusted as if the acquisition of CanniMed had been completed on December 31, 2017:

(a)

The Acquisition will be accounted for as a business combination under IFRS 3. The estimated fair value of net assets acquired were adjusted for the write down of certain receivables and the disposition of CanniMed’s SubTerra division, Fruit Tree business and certain plant-based protein research for an estimated total consideration of $1,027 which has been recorded as accounts receivable. The carrying values of the disposed assets at January 31, 2018 were deconsolidated and the remaining 19.9% interest in SubTerra and the investment in plant-based protein research were recorded to investment in associates. The estimated fair value of net assets acquired and consideration paid for 100% ownership of CanniMed is allocated as follows:

			Adjusted
	Jan 31, 2018	Adjustment	Jan 31, 2018
	$	$	$
Cash and cash equivalents	42,321	(340)	41,981
Accounts receivable	749	1,022	1,771
Marketable securities	13,918	-	13,918
Derivative assets	11,828	-	11,828
Inventories	10,322	(440)	9,882
Biological assets	1,396	-	1,396
Prepaid expenses and other assets	236	-	236
Property, plant and equipment	40,258	(5,017)	35,241
Investment in associates	-	213	213
Intangible assets	2,734	(1,586)	1,148
Goodwill	492	(492)	-
Total assets	124,254	(6,640)	117,614

Accounts payable and accrued liabilities	10,611	(87)	10,524
Deferred revenue	214	-	214
Income taxes payable	20	-	20
Loans and borrowings – current	2,563	-	2,563
Loans and borrowings – long term	9,725	(310)	9,415
Deferred income tax liabilities	2,943	-	2,943
Total liabilities	26,076	(397)	25,679

Net assets acquired	98,178	(6,243)	91,935

Consideration paid			860,463

Goodwill			768,528

On March 15, 2018 Aurora acquired approximately 84.4% of CanniMed’s common shares pursuant to the NewOffer. On March 26, 2018, Aurora acquired an additional 8.7% of CanniMed’s common shares. In addition to the 2.8% of CanniMed shares purchased by Aurora on the open market, the Company increased its total shareholdings in CanniMed to approximately 95.9% and will acquire the remaining outstanding shares through a compulsory share acquisition. The total estimated consideration of $860,463 is comprised of the issuance of approximately 72,412,940 shares at $9.60 per share, being the fair value of Aurora’s shares on December 31, 2017 based on a combination of cash and shares at the election of each CanniMed Shareholder, a payment of the maximum aggregate cash consideration of $140,000, the $15,799 fair value of 700,600 CanniMed shares purchased by Aurora in the open market, and a $9,500 cash payment for CanniMed’s Newstrike Resources Ltd termination fee.

As of December 31, 2017, Aurora held 450,000 CanniMed shares purchased in the open market at a cost of $10,172 and recognized an unrealized loss on marketable securities of $24 for the three and six months ended December 31, 2017. In January 2018, the Company purchased an additional 250,600 CanniMed shares in the open market at a cost of $5,973. Based on the fair value of $22.55 per CanniMed share on December 31, 2017, the Company adjusted $346 for the cumulative unrealized loss on CanniMed marketable securities in the pro forma consolidated statement of comprehensive loss.

AURORA CANNABIS INC.
Notes to the Pro forma Consolidated Financial Statements
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Pro forma Consolidation Adjustments (Continued)

In accordance with IFRS 3, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the acquisition at the then-current market price. Accordingly, it is likely that Aurora’s share price used to determine purchase consideration on closing of the acquisition will differ from the share price used in the estimate of purchase consideration, and that difference may be material. Aurora’s historical share price volatility was approximately 67%. Accordingly, it is reasonable to expect that Aurora’s share price on closing of the Acquisition may differ from the common share price used in these financial statements by an amount up to at least this share price volatility. A change in Aurora’s share price of 67% results in an increase or decrease to the estimate of purchase consideration totaling approximately $465,239, with a corresponding increase or decrease to goodwill.

The pro forma purchase price is subject to change based on the finalization of purchase price adjustments and completion of management’s assessment of the fair values of the assets and liabilities acquired. Due to the timing of the announcement of the Acquisition, Aurora has not yet obtained sufficient information to accurately determine the fair market value of CanniMed’s net assets by category and has therefore allocated the January 31, 2018 book values of the net assets acquired as a proxy of fair value, except for the elimination of CanniMed’s historical goodwill of $492. Goodwill represents the amount by which the purchase price exceeds the book value, being a proxy of fair value of the assets acquired and liabilities assumed. The final calculation and allocation of the purchase price will be based on the net assets purchased as of the closing date of the Acquisition and other information available at that time. There may be material differences from this pro forma purchase price allocation as a result of finalizing the valuation. Based on management’s preliminary estimates, the goodwill may be allocated to other items such as certain identified intangible assets, including customer lists, licenses, patents and a deferred tax asset.

As a result of the Acquisition, CanniMed’s equity accounts were eliminated on the pro forma consolidated statement of financial position and the pro forma interim consolidated statement of comprehensive loss.

(b)

Estimated acquisition related costs of approximately $9,000 consisting of investment banker, legal and accounting fees to be expensed on completion of the Acquisition. These costs have been recorded in deficit of the pro forma consolidated statement of financial position as at December 31, 2017 and reflected in the pro forma consolidated statements of comprehensive loss for the twelve month period ended June 30, 2017.

Additional transaction costs of approximately $31,000 for investment bankers, legal, consulting and bonuses incurred by CanniMed prior to acquisition were accrued on the pro forma consolidated statement of financial position.

(c)

Estimated share issuance costs of approximately $220 consisting of regulatory and transfer agent fees related to the issuance of shares for the Acquisition have been recorded against share capital on the pro forma consolidated statement of financial position.

4.	Other Material Transactions Not Reflected in the Pro Forma

On February 14, 2018, the Company subscribed for 6,900,000 common shares of Liquor Stores N.A. Ltd. (“Liquor Stores”) at $15.00 per share for a cost of $103,500, representing a 19.9% interest in the issued and outstanding common shares of Liquor Stores. In addition, the Company subscribed for 2,300,000 subscription receipts of Liquor Stores at $15.00 per subscription receipt for a cost of $34,500. The closing of the subscription receipts is subject to approval of the shareholders of Liquor Stores at its next annual general meeting and on closing, Aurora’s interest ownership in Liquor Stores will increase to approximately 25% on an undiluted basis. The investment in Liquor Stores constitutes a significant transaction under NI 51-102.

AURORA CANNABIS INC.
Notes to the Pro forma Consolidated Financial Statements
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

5.	Pro forma Net Income (Loss) Per Share

The pro forma basic net income (loss) per share for the six months ended December 31, 2017 and the year ended June 30, 2017 is as follows:

	Six Months Ended	Twelve Months Ended
	Dec 31, 2017	June 30, 2017
Pro forma net income (loss)	$16,674	$(50,944)
Weighted average number of shares outstanding of Aurora	392,386,415	279,029,226
Pro forma shares issued to CanniMed	72,412,940	72,412,940
Pro forma weighted average shares outstanding - basic	464,799,355	351,442,166
Pro forma net income (loss) per share - basic	$0.04	$(0.14)

The pro forma diluted net income (loss) per share for the six months ended December 31, 2017 and the year ended June 30, 2017 is as follows:

	Six Months Ended	Twelve Months Ended
	Dec 31, 2017	June 30, 2017
Pro forma net income (loss)	$16,674	$(50,944)
Dilutive effect on income	-	-
Pro forma net income (loss) - diluted	$16,674	$(50,944)

Pro forma weighted average shares outstanding – basic	464,799,355	351,442,166
Dilutive effect	6,871,070	-
Pro forma weighted average shares outstanding – diluted	471,670,425	351,442,166
Pro forma net income (loss) per share – diluted	$0.04	$(0.14)